Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 9, 2019

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of Canadian Natural Resources Limited (the “Corporation”) will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 9, 2019, at 1:00 p.m. (MDT) for the following purposes:

1.	To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2018;

2.	To elect Directors for the ensuing year;

3.	To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation’s Board of Directors to fix their remuneration;

4.
To consider, and if deemed appropriate, to pass an ordinary resolution approving all unallocated stock options pursuant to the Amended, Compiled and Restated Employee Stock Option Plan of the Corporation as set forth in the Information Circular accompanying this Notice of Meeting;

5.
To consider, and if deemed appropriate, to pass an ordinary resolution, on an advisory basis, on the Corporation’s approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 20, 2019 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY, MAY 9, 2019.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with the 2018 proxy solicitation material.

DATED at Calgary, Alberta, this 20th day of March 2019.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ PAUL M. MENDES
PAUL M. MENDES Vice-President, Legal, General Counsel and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the “CORPORATION”)

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 9, 2019 AT 1:00 P.M. (MDT)

AT THE TELUS CONVENTION CENTRE
120 - 9TH AVENUE S.E. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2018, the reported Bank of Canada exchange rate for one Canadian dollar was U.S. $0.73284 and for one Pound Sterling was £0.57431. On December 31, 2018, the reported Bank of Canada exchange rate for one U.S. dollar was Canadian $1.36455 and for one pound sterling was Canadian $1.74123.

I.  INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the “Corporation” or “Canadian Natural”) for use at the 2019 Annual and Special Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 20, 2019.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2019 Annual and Special Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 9, 2019 at 1:00 p.m. (MDT) (the “Meeting”) and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent of the outstanding common shares of the Corporation (the “Common Shares”) entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

Who Can Vote at the Meeting

Anyone who holds Common Shares as a registered shareholder or a beneficial shareholder on March 20, 2019 (the “Record Date”) is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 9, 2019 or any adjournment of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and, not later than 5 days before the Meeting, you request your name be included on the list of shareholders entitled to vote at the Meeting.

You, as a shareholder, have the right to designate a person or company (who need not be a shareholder of the Corporation) other than N. Murray Edwards and Steve W. Laut, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy.

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person or appoint someone to vote at the Meeting on your behalf in the manner described above.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

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Voting as Beneficial Shareholder

A non‑registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your Common Shares voted at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or, on the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.

How Your Common Shares Will Be Voted

Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; (iii) in favour of the approval of all unallocated stock options pursuant to the Amended, Compiled and Restated Stock Option Plan of the Corporation; and, (iv) on the advisory vote, in favour of the Corporation’s approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but, if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote in person, you can revoke your proxy by (i) personally attending at the Meeting and voting your Common Shares, or (ii) depositing another form of proxy with a later date.

You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment. The written notice revoking your proxy can be signed by you or your attorney, provided they have your written authorization. If the Common Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

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You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder, you are entitled to one vote for each Common Share you hold as at March 20, 2019 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation’s transfer agent, Computershare Trust Company of Canada, 1‑800‑564‑6253 in Canada or the United States or outside of Canada or the United States at 1‑514‑982‑7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

The record date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 20, 2019, provided that, to the extent a shareholder transfers the ownership of any of his Common Shares after the record date and (i) the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 5 days before the Meeting, that their name be included on the shareholders’ list, then such transferee shall be entitled to vote such Common Shares at the Meeting.

As at March 20, 2019, the Corporation has 1,199,277,938 Common Shares issued and outstanding, each Common Share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

BUSINESS OF THE MEETING

Shareholders will be addressing five items at the Meeting:

(1)	Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2018.

(2)	Electing the directors of the Corporation to serve until the next Annual General Meeting of shareholders.

(3)
Appointing the Auditors of the Corporation to serve until the next Annual General Meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors’ remuneration.

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(4)	Considering the approval of all unallocated stock options pursuant to the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan.

(5)	Conducting an advisory vote on the Corporation’s approach to executive compensation.

Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2018, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation’s website at www.cnrl.com and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation’s independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

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ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a board of directors (the “Board”) who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 11 directors at the Meeting of which 8 nominees out of the 11 (73%) are independent. All of the nominees are currently Directors who were elected at the Annual General Meeting of Shareholders of the Corporation held on May 3, 2018.

Diversity Policy Statement

The Corporation believes in diversity and values the benefits that a diverse workforce can bring to the entire organization. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group bias and ensures that the Corporation has the opportunity to benefit from all available talent and ideas. By creating an atmosphere where all people are welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization. The Corporation believes promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual in light of the needs of the organization without focusing on a single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting all the diversity evident in our society.

The Corporation also believes that it is in its best interests to have a Board of Directors whose members are diverse in background and experience and can bring a broad perspective to decision making for the good governance, guidance, direction and leadership of the Corporation. The Board of Directors supports diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to its decision making processes. Director nominees are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board of Directors believes that a Board composition where 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered, and is committed to identifying and recruiting qualified female directors to satisfy that threshold. (See page A-9 for further discussion.)

The Corporation encourages the advancement of women and minorities within the organization and supports diversity as a means to stimulate creativity and innovation while promoting personal development. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board of Directors to the executive level are determined on the merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

Mandatory Share Ownership

The Board believes that, in order to achieve better alignment in the interests of the directors and the executive officers of the Corporation and those of the Corporation’s shareholders, requiring that the directors and executive officers maintain Common Share ownership is desirable. Within five (5) years from the date of the director’s appointment to the Board, non‑management directors are required to acquire and hold Common Shares and/or Deferred Share Units (“DSUs”) of the Corporation equal to a minimum aggregate market value of $673,884, being three times the annual retainer fee paid to directors in 2018. Directors are required to confirm annually, for the Corporation’s Circular, their Common Share and DSU ownership position which is reported in the table below for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that their position has not been hedged against declines in the value of the Common Shares or otherwise sold.

Management directors are required to hold Common Shares equal to a minimum aggregate market value of four times their annual salary within three (3) years from the date of their appointment as an officer of the Corporation. As the Executive Chair’s annual salary is $1, his mandatory, required holding in 2018 was the same as that of the President at $2,333,000, being four times Mr. T.S. McKay’s annual salary.

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Majority Voting Policy for Directors

In accordance with the Corporation’s majority voting policy for directors, any nominee in an uncontested election who receives a greater number of Common Shares withheld than Common Shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The Board would be expected to accept the resignation, absent exceptional circumstances. The majority voting policy does not apply if there are contested director elections. The Corporation shall issue a news release regarding the election of directors and the Board’s decision on any such resignation.

The following table sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the “Nominee”); the Nominee’s principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed a director; the voting results of the Nominee at the previous Annual General Meeting, if applicable; the number and market value of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 20, 2019; whether each Nominee meets the mandatory Common Share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non‑independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units (“PSUs”) held (For the purposes hereof, the PSUs are valued on the basis that the Corporation’s performance resulted in a 100% multiplier. See page 32 for details on the PSU program). Refer to page A-6 for additional information on the level of experience and areas of expertise reflected on the Board.

Catherine M. Best, FCA, ICD.D (age 65) Calgary, Alberta Canada Director since November 2003 Independent
Ms. C.M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice‑President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C.M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children’s Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

Voting Results at 2018 Annual General Meeting	For: 96.14% Withheld: 3.86%
Other Public Company Board Memberships	Superior Plus Corporation AltaGas Ltd. Badger Daylighting Ltd.

Board and Committee Participation – 100%		Holdings - Ms. Best exceeds her Ownership Requirements with holdings having an aggregate value of $1,641,426.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	43,493	Common Shares	$1,641,426	$673,884
Audit (Chair)	5 of 5
Compensation	6 of 6

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N. Murray Edwards, O.C. (age 59) London, England Executive Chair Director since September 1988 Non‑independent (Management)
Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada.

Voting Results at 2018 Annual General Meeting	For: 97.03% Withheld: 2.97%
Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation
Board and Committee Participation – 100%		Holdings - Mr. Edwards exceeds his Ownership Requirements with holdings having an aggregate value of $841,546,560.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	21,954,013	Common Shares	$828,544,451	$2,333,000
Reserves(1)	1 of 1	1,605,000	Stock Options
		344,518	PSUs	$13,002,109
(1)	On May 3, 2018, Mr. Edwards stepped down from the Reserves Committee and was replaced by Mr. Laut.

Timothy W. Faithfull (age 74) London, England Director since November 2010 Independent
Mr. T.W. Faithfull is a corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice‑President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999, culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003, and was responsible for the Athabasca Oil Sands Project (2003), he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada‑UK Colloquia. Mr. T.W. Faithfull holds Master of Arts from the University of Oxford (Keble College) (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is a Distinguished Friend of the University of Oxford and of the London Business School. In the UK he is the Senior Independent Director of ICE Futures Europe, a London based non‑public company that operates the financial, energy and commodities futures exchange. As part of his ICE Futures Europe role, he serves on the Brent Oversight Committee of the ICE Brent Index, the regulated benchmark for Brent crude oil futures. He is a former director of AMEC plc, Canadian Pacific Railway, Enerflex Systems Income Fund and Shell Pension Trust Ltd. (private).

Voting Results at 2018 Annual General Meeting	For: 99.82% Withheld: 0.18%
Other Public Company Board Memberships	TransAlta Corporation

Board and Committee Participation – 100%		Holdings - Mr. Faithfull exceeds his Ownership Requirements with holdings having an aggregate value of $1,721,850.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	9,000	Common Shares	$339,660	$673,884
Audit	5 of 5	36,624	DSUs	$1,382,190
Health, Safety, Asset Integrity and Environmental	4 of 4

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Christopher L. Fong (age 69) Calgary, Alberta Canada Director since November 2010 Independent
Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. C.L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary’s Public Education Trust, as a governor of Honen’s, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. C.L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.

Voting Results at 2018 Annual General Meeting	For: 99.91% Withheld: 0.09%
Other Public Company Board Memberships	Computer Modelling Group Ltd.

Board and Committee Participation – 100%		Holdings - Mr. Fong exceeds his Ownership Requirements with holdings having an aggregate value of $1,369,018.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	31,188	Common Shares	$1,177,035	$673,884
Health, Safety, Asset Integrity and Environmental (Chair)	4 of 4	5,087	DSUs	$191,983
Reserves	2 of 2

Ambassador Gordon D. Giffin (age 69) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Independent Director since May 2012
Ambassador G.D. Giffin is a partner and Global Vice-Chair at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 30 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law. Ambassador Giffin also serves on the Board of Trustees of the Carter Presidential Center and is a member of both the Council on Foreign Relations and the Trilateral Commission.

Voting Results at 2018 Annual General Meeting	For: 96.63% Withheld: 3.37%
Other Public Company Board Memberships	Canadian National Railway Company TransAlta Corporation

Board and Committee Participation – 100%		Holdings - Mr. Giffin exceeds his Ownership Requirements with holdings having an aggregate value of $3,130,269.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	82,943	Common Shares	$3,130,269	$673,884
Audit	5 of 5
Nominating, Governance and Risk (Chair)	3 of 3

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Wilfred A. Gobert (age 71) Calgary, Alberta Canada Director since November 2010 Independent
Mr. W.A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice‑Chair of Peters and Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Mr. W.A. Gobert received an MBA (Finance) degree from McMaster University as well as Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.

Voting Results at 2018 Annual General Meeting	For: 97.60% Withheld: 2.40%
Other Public Company Board Memberships	Gluskin Sheff & Associates Paramount Resources Ltd.

Board and Committee Participation – 100%		Holdings - Mr. Gobert exceeds his Ownership Requirements with holdings having an aggregate value of $2,152,954.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	57,047	Common Shares	$2,152,954	$673,884
Compensation	6 of 6
Nominating, Governance and Risk	3 of 3
Reserves	2 of 2

Steve W. Laut (age 61) Calgary, Alberta Canada Executive Vice Chairman Director since August 2006 Non‑independent (Management)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice‑President, Operations in 1996; Executive Vice‑President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation’s growth and success during his tenure. Mr. S.W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”).

Voting Results at 2018 Annual General Meeting	For: 98.60% Withheld: 1.40%
Other Public Company Board Memberships	None

Board and Committee Participation – 100%		Holdings - Mr. Laut exceeds his Ownership Requirements with holdings having an aggregate value of $98,132,868.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	2,387,833	Common Shares	$90,116,817	$673,884
Reserves(1)	1 of 1	1,353,117	Stock Options
Health, Safety, Asset Integrity and Environmental	2 of 2	212,402	PSUs	$8,016,051
(1)	On May 3, 2018, Mr. Laut stepped down from the Health, Safety, Asset Integrity and Environmental Committee, where he was replaced by Mr. McKay, and was appointed to the Reserves Committee.

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Tim S. McKay (age 57) Calgary, Alberta Canada President Director since February 2018 Non‑independent (Management)
Mr. T.S. McKay became President of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Production Engineer in 1990 and was appointed to positions of increasing responsibility as Vice-President, Production in 1996, Senior Vice-President, Production in 2001, Senior Vice-President, Operations in 2002 and Chief Operating Officer since 2010. He has played a significant role in the Corporation’s evolution throughout his tenure. Mr. T.S. McKay holds a Bachelor of Science in Petroleum Engineering from the University of Alberta. Mr. McKay is also a member of APEGA.

Voting Results at 2018 Annual General Meeting	For: 98.01% Withheld: 1.99%
Other Public Company Board Memberships	None

Board and Committee Participation – 100%		Holdings - Mr. McKay exceeds his Ownership Requirements with holdings having an aggregate value of $49,031,619.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	1,162,317	Common Shares	$43,865,843	$673,884
Health, Safety, Asset Integrity and Environmental(1)	2 of 2	1,177,500	Stock Options
		136,878	PSUs	$5,165,776
(1)	On May 3, 2018, Mr. McKay was appointed to the Health, Safety, Asset Integrity and Environmental Committee.

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 71) Cap Pelé, New Brunswick Canada Director since August 2006 Independent
Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, postgraduate studies in political science at Queen’s University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Voting Results at 2018 Annual General Meeting	For: 97.20% Withheld: 2.80%
Other Public Company Board Memberships	Brookfield Asset Management Inc.

Board and Committee Participation – 100%		Holdings - Mr. McKenna exceeds his Ownership Requirements with holdings having an aggregate value of $2,297,498.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	17,064	Common Shares	$643,995	$673,884
Compensation (Chair)	6 of 6	43,813	DSUs	$1,653,503
Nominating, Governance and Risk	3 of 3

Canadian Natural Resources Limited	10	2019 Management Information Circular

David A. Tuer (age 69) Calgary, Alberta Canada Director since May 2002 Independent
Mr. D.A. Tuer is Executive Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice‑Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice‑Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D.A. Tuer also served as Executive Vice‑Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the potential development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high‑quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D.A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.

Voting Results at 2018 Annual General Meeting	For: 97.49% Withheld: 2.51%
Other Public Company Board Memberships	None

Board and Committee Participation – 100%		Holdings - Mr. Tuer exceeds his Ownership Requirements with holdings having an aggregate value of $3,151,592.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	83,508	Common Shares	$3,151,592	$673,884
Audit	5 of 5
Reserves (Chair)	2 of 2

Annette M. Verschuren, O.C. (age 62) Toronto, Ontario Canada Director since November 2014 Independent
Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co‑owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group. She is also the Chair of the MARS Discovery District and serves as a board member of the CAMH Foundation. Ms. A.M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from eight universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.

Voting Results at 2018 Annual General Meeting	For: 97.73% Withheld: 2.27%
Other Public Company Board Memberships	Air Canada Saputo Inc.

Board and Committee Participation – 100%		Holdings - Ms. Verschuren exceeds her Ownership Requirements with holdings having an aggregate value of $1,093,252.
Meetings	Attendance	Securities Held		Market Value	Required Ownership

Board of Directors	6 of 6	23,881	Common Shares	$901,269	$673,884
Compensation	6 of 6	5,087	DSUs	$191,983
Health, Safety, Asset Integrity and Environmental	4 of 4

Canadian Natural Resources Limited	11	2019 Management Information Circular

Additional Disclosures Relating to Directors

Ambassador G.D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act with the Superior Court of Quebec in Canada.

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DIRECTOR COMPENSATION

With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee regularly reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares to its non‑management directors in their capacity as directors. In 2013, on the recommendation of the Nominating, Governance and Risk Committee that the fees be adjusted to remain comparable with fees paid by companies of similar size and complexity, the Board approved a recommended fee adjustment that became effective on May 3, 2013. In 2015, in recognition of the impact continued low commodity prices was having on the Corporation, the Board of Directors reduced the annual retainer fee by 10% from $50,000 to $45,000. On May 3, 2018, consistent with the Corporation’s decisions on executive compensation, the Board of Directors approved the re-instatement of 50% of the reduction undertaken in 2015, increasing the annual retainer fee from $45,000 to $47,500.

Annual Retainer Fees(1)
Board Member	$47,500
4,000 Common Shares(2)
Committee Member	$5,000
Committee Chair	$10,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$15,000
Lead Independent Director	$25,000
Per Meeting Fees
Attended in person	$1,500
Attended by telephone unless meeting called by telephone	$1,000
Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$4,000 per round trip
(1)
The equity portion of retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull, F. J. McKenna, C.L. Fong and Ms. A.M. Verschuren are participants in the DSU plan.

(2)	Shares are purchased on the Toronto Stock Exchange (“TSX”).

There are no vesting or hold restrictions on the Common Shares purchased as part of director’s fees except to the extent required to be in compliance with the Common Share ownership threshold for directors under the Common Share ownership guidelines of the Corporation. DSUs are included in the Common Share ownership requirements for Directors. Fees paid are inclusive of the time required preparing for Board or committee meetings.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day‑to‑day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N.M. Edwards, S.W. Laut and T.S. McKay is reported in the Summary Compensation Table for Named Executive Officers on page 44. Fees paid to non‑management directors for 2018 are reported in the table below.

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Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total
C.M. Best	$99,250	$–	$–	$177,128	$–	$–	$276,378
T.W. Faithfull	78,750	–	–	177,128	–	16,000	271,878
G.A. Filmon(4)	43,000			86,614		8,000	137,614
C.L. Fong	79,250	–	–	177,128	–	–	256,378
G.D. Giffin	107,250	–	–	177,128	–	16,000	300,378
W.A. Gobert	84,750	–	–	177,128	–	–	261,878
F.J. McKenna	87,250	–	–	177,128	–	16,000	280,378
D.A. Tuer	80,250	–	–	177,128	–	–	257,378
A.M. Verschuren	$78,250	$–	$–	$177,128	$–	$16,000	$271,378
(1)	The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2018 fees paid to directors.
(2)
Messrs. T.W. Faithfull, F.J. McKenna, C.L. Fong and Ms. A.M. Verschuren participate in the DSU Plan and receive the equivalent number of DSUs in lieu of Common Shares for the equity portion of directors’ fees which are given the same value as the Common Shares purchased for the other directors.

(3)	The amount shown was paid to a director whose principal place of residence is outside the Province of Alberta and who attended meetings in person in 2018.
(4)	Mr. G.A. Filmon retired from the Board effective May 3, 2018.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation, upon the recommendation of the Audit Committee of the Board of Directors, has selected the firm of PricewaterhouseCoopers LLP (“PwC”) to be nominated at the Meeting for re‑appointment as the Corporation’s independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2019 audit and non‑audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation’s independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for two years.

The Audit Committee of the Board of Directors in 2018 approved specified audit and non‑audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation’s consolidated financial statements and internal controls over financial reporting, reviews of the Corporation’s quarterly unaudited consolidated financial statements, audits of certain of the Corporation’s subsidiary companies’ annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non‑audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2018	Fiscal 2017
Audit	$2,597,000	$2,960,000
Audit Related	425,000	574,000
Tax Related	443,000	470,000
Other	30,000	52,000
Total Accrued Fees	$3,495,000	$4,056,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation’s Annual Information Form under “Audit Committee Information”.

Canadian Natural Resources Limited	14	2019 Management Information Circular

STOCK OPTION PLAN

To remain competitive with its industry peer group and to provide parity with compensation levels within the industry, the Corporation believes that granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers, employees and designated Service Providers under the Amended, Compiled and Restated Employee Stock Option Plan, the full text of which is attached hereto as Schedule “C” (the “SOP”). Stock options provide a long term incentive for all employees and officers and ensure they are aligned with shareholders and are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives provided that the total number of options outstanding at any time is limited to a maximum of 9% of the Corporation’s then outstanding Common Shares.

In order to determine the reasonable number of stock options to be awarded to executive officers and employees at all levels and in order to remain competitive with and maintain parity in the industry, the Corporation, in addition to considering the performance of the individual employee, the overall performance of the Corporation and other applicable factors, uses published data of its peer companies.

The stock options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at the time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on the TSX the day prior to the date of the grant. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The SOP currently provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP.

Options are exercisable only during the term of employment with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP. If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than twelve months from date of death.

Independent Directors are not eligible to receive options under the SOP.

Shareholders have authorized the Board of Directors of the Corporation to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re‑grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that

Canadian Natural Resources Limited	15	2019 Management Information Circular

contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

In March, 2019, the Corporation considered the SOP and the grant of Options thereunder and determined that reducing the maximum number of Common Shares reserved for issuance under the SOP pursuant to the exercise of stock options to 7% of the issued and outstanding Common Shares would be appropriate. The Corporation considered requests made by shareholders to address the dilution that resulted from the exercise of Options and reduce the number of Common Shares available for issuance under the SOP. In addition, the recent changes to the tax treatment of stock options announced by the federal government on March 19, 2019, while not yet fully understood, will influence the role stock options have in the Corporation’s compensation program. By reducing the maximum to 7% of the then current issued and outstanding Common Shares, the Corporation brings the number of Common Shares available under the SOP in line with the number required under its compensation program. In this way, the Corporation retains the flexibility it needs to maintain a competitive compensation program while also increasing shareholder value.

Approval of Unallocated Stock Options

Section 613(a) of the TSX Manual provides that, every three (3) years after the institution of a security based compensation arrangement, which does not have a fixed maximum number of securities issuable, all unallocated rights, options or other entitlements under such arrangements must be approved by a majority of the issuer’s directors and by the issuer’s security holders.

The shareholders at their meeting held May 6, 2010 approved amending the SOP to a “rolling 9%” plan which provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options shall not exceed such number which represented 9% of the number of issued and outstanding Common Shares from time to time. In March, 2019, the Corporation reduced the maximum to 7% of the number of issued and outstanding Common Shares from time to time. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by stock options which have been exercised shall be available for subsequent grants under the SOP.

When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options.

The current number of Common Shares issued and outstanding as at March 20, 2019 is 1,199,271,938. Accordingly, as the “rolling 7%” plan is in effect, there are 83,949,035 Common Shares reserved for issuance upon the exercise of stock options, which constitutes 7.0% of the issued and outstanding Common Shares of the Corporation. There are currently 53,538,599 stock options outstanding (4.5% of the issued and outstanding Common Shares as at March 20, 2019) and 30,410,436 options unallocated under the SOP. The average number of options outstanding under the SOP has been at approximately 5.9% of the outstanding Common Shares since the shareholders approved the SOP on May 6, 2010.

As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation’s directors and by the Corporation’s security holders every three years. Accordingly, the SOP, and all unallocated stock options thereunder was most recently ratified, confirmed and approved by the directors and by the shareholders on May 5, 2016.

Approval by the shareholders of the unallocated stock options under the SOP is required by the policies of the TSX and, therefore, must be approved in accordance with Section 140 of the Business Corporations Act (Alberta), in the form of an ordinary resolution. An affirmative vote by holders of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the resolution set forth below.

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If the shareholders approve the ordinary resolution: (i) the reduction in the maximum number of Common Shares issuable under the SOP to 7% of the Common Shares outstanding from time to time is ratified; (ii) all unallocated stock options under the SOP will be approved; (iii) the Corporation will be authorized to continue to grant stock options under the SOP until May 9, 2022; and (iv) the Corporation will be required to seek approval for any unallocated stock options under the SOP again on or before May 9, 2022. If the resolution is not approved at the Meeting, stock options which have not been allocated as of May 5, 2019 and Common Shares which are reserved for issuance pursuant to stock options which are outstanding as of May 5, 2019 and which are subsequently cancelled, terminated or exercised will not be available for new grant of stock options under the SOP. Previously allocated stock options will continue to be unaffected by the approval or disapproval of the resolution.

Continuation of the SOP is necessary to maintain a competitive compensation program that will also be an effective retention program for key employees and executives. Accordingly, the Board of Directors recommends approval of the unallocated stock options under the SOP to be allocated and the number of Common Shares issuable pursuant to the SOP. The Board of Directors recommends that shareholders vote in favour of the proposed resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked at the Meeting to approve the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

1.          The SOP, as described under the heading “STOCK OPTION PLAN” in the Information Circular relating to this Meeting as amended by reducing the maximum number of Common Shares issuable under the SOP to 7% of the Common Shares issued and outstanding from time to time is hereby ratified, confirmed and approved.

2.          All unallocated stock options under the SOP, as amended, are approved and authorized until May 9, 2022.

3.          Any director or officer of the Corporation be and is hereby authorized to do such things and to execute and deliver all documents that such directors or officers may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of the foregoing resolutions.

4.          Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.”

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NON‑BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is once again providing you with an opportunity to advise us of your view on its approach to executive compensation through a non‑binding advisory vote (“Say On Pay”). Our compensation policies and procedures are centered on a pay-for-performance philosophy and aligned with the long term interests of our shareholders. With a pay mix heavily weighted towards at‑risk incentive pay (short‑term incentives comprised of annual cash incentive awards, medium-term incentives comprised of PSUs and long‑term incentives comprised of stock options), our compensation program is designed to:

•	Reward the creation of long‑term shareholder value.

•	Reflect short‑, mid‑ and long‑term corporate performance.

•	Maintain an appropriate balance between base salary and short‑term and long‑term incentive opportunities, with a distinct emphasis on compensation that is “at risk”.

•	Be competitive, so as to attract and retain talented individuals.

•	Encourage Common Share ownership by employees.

•	Align the pay‑for‑performance approach to executive compensation to the long‑term interests of the shareholders.

In deciding how to vote on this proposal, the Compensation Committee encourages you to read the “Letter to Shareholders” from the Compensation Committee and the “Compensation Discussion and Analysis” sections beginning on page 22 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board of Directors, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual General Meeting on May 3, 2018, shareholders supported the Corporation’s approach to executive compensation, with 94.9% of the votes cast in favour of the resolution.

The Board of Directors unanimously recommends that shareholders vote in favour of the proposed resolution on the Corporation’s approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked, at the Meeting, to approve the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

1.          On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Canadian Natural Resources Limited (the “Corporation”) or that of the Compensation Committee of the Corporation, the shareholders accept the approach to executive compensation as described in the “Compensation Discussion and Analysis” section of the Information Circular of the Corporation dated March 20, 2019 and delivered in advance of the 2019 Annual and Special Meeting of Shareholders.”

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

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II.  INFORMATION RESPECTING EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

The Compensation Discussion and Analysis (the “CD&A”) that follows provides Shareholders with details on the compensation paid to your Corporation’s executives in 2018. The discussion also gives you comprehensive information on your Corporation’s pay-for-performance, governance practices and performance culture – one of entrepreneurialism, with a focus on maximizing shareholder value over the long-term.

Canadian Natural demonstrated the strategic advantage of its diverse and balanced asset base and its ability to create value for its shareholders throughout the year. The Corporation, supported by a strategic base of long life low decline assets, achieved record annual production volumes of 1,079 MBOE/d, a 12% increase over 2017 levels. In 2018, Canadian Natural was able to exercise capital flexibility while, at the same time, generating significant adjusted funds flow, deleveraging its balance sheet and increasing real returns to shareholders through its dividend and Common Share purchase programs. The Compensation Committee (the “Committee”) carefully considered the performance of the Corporation in generating these results given the economic realities faced by the industry, the strong support (95%) of the Say On Pay vote cast by you in 2018, and the emerging trends in executive compensation in making their assessment of this year’s executive compensation.

We continue to pay for performance. Canadian Natural assessed corporate performance under four categories: 1) financial, 2) strategic capital allocation, 3) operational, and 4) safety, asset integrity and environmental. Performance under each of these categories is assessed through testing specific metrics against a target performance range and/or a benchmark determined by prior period performance. In 2018, the Committee enhanced the benchmarks for strategic capital allocation and operations. The chosen metrics align with the Corporation’s four pillar capital allocation strategy, guidance provided to shareholders and the Corporation’s goal to balance capital allocation with long‑term value-creation for its shareholders.

In addition, the Committee fulfilled its mandate with the review and approval of the executive succession plans, as outlined on page 24. As you know, Canadian Natural saw a transition in its leadership in 2018 as Mr. Steve Laut transitioned to a reduced role as Executive Vice Chair while Mr. Tim McKay stepped into the role of President. In addition, given the growth in the Corporation’s operations in 2017 with key acquisitions, the role of Chief Operating Officer was split into two areas of responsibility in 2018: Exploration and Production; and Oil Sands. Each of these areas is responsible for the operations associated with approximately 500 MBOE/d of production. The role of Chief Financial Officer also increased in responsibility as a result of this growth. As a result, the Committee also considered the changing roles and responsibilities of the Named Executive Officers (“NEOs”), recognizing the stature of Canadian Natural amongst its Canadian peers in the context of executive compensation in the market. The transition that took place in 2018 and continues into 2019 demonstrates the strength of the Corporation’s culture of “developing people” and the Committee recognized that the compensation program in 2018 had to reflect all aspects of that transition.

2018 PERFORMANCE

We evaluated Canadian Natural’s performance relative to the Corporation’s 2018 budget guidance issued November 7, 2017. Throughout 2018, the Corporation exercised its capital flexibility and strategically curtailed natural gas, thermal in situ and primary heavy crude oil production in response to commodity price volatility and wider than expected crude oil price differentials, particularly in the fourth quarter of 2018, in order to maximize shareholder value. In light of these challenges, the Corporation continued its focus on effective and efficient operations across all segments of its business and accomplished strong financial and operational execution in relation to its established goals:

•
Financial:  Canadian Natural met all of its financial targets for 2018, significantly improving its debt metrics, particularly debt to EBITDA and debt to book capitalization, while outperforming on adjusted funds flow.

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•
Strategic Capital Allocation:  In 2018, the Corporation demonstrated the balance of its capital allocation strategy to its four pillars. The Corporation developed and executed on a more defined free cash flow policy, which targets to allocate 50% of annual free cash flow after budgeted capital expenditures and dividend commitments to its balance sheet and the remaining 50% to an annual Common Share purchase program under a Normal Course Issuer Bid (“NCIB”). The Corporation executed on its stated goal of deleveraging its balance sheet, having reduced its long-term debt by $1,835 million to end the year at $20,623 million. Concurrently, the Corporation captured strategic opportunistic acquisitions with the Laricina Energy Ltd. corporate acquisition and the consolidation of additional strategic oil sands assets contiguous with the Corporation’s Horizon Oil Sands Mining and Upgrading operations. Additionally, the Corporation executed on its pillar of returns to shareholders with a 22% increase in its quarterly dividend, further strengthened by the significant activity under its NCIB program, with Common Shares purchases completed in the year having an aggregate value of $1,282 million.

•
Operations:  Throughout 2018, the Corporation was challenged with commodity price volatility and, at times, wider than anticipated commodity price differentials for its heavy and synthetic crude oils, due to insufficient market access and an ineffective pipeline nomination process. In response, the Corporation, through its balanced, flexible asset base, was able to strategically and voluntarily curtail certain production volumes, effectively increasing returns and maximizing value for shareholders. While the Corporation missed the bottom-end of annual production targets by approximately 12 MBOE/d, the Committee viewed these strategic decisions to curtail volumes as appropriate actions to add value for shareholders. Concurrently, the Corporation’s focus on effective and efficient operations allowed them to achieve operating costs of $14.01/BOE, excluding energy costs.

•
Safety, asset integrity and environmental:  The Corporation remained focused on safety, asset integrity and improving its environmental performance in 2018. The Corporation maintained its performance in injury frequency, improved its performance in greenhouse gas emissions intensity and outperformed targets for recordable injuries and pipeline integrity.

The Committee reviewed Canadian Natural’s total shareholder return (“TSR”) performance: the absolute 1 year TSR was -24%, the 3 year TSR was 20% and the 5 year TSR was 6%. Additionally, the Committee reviewed the Corporation’s reserves per Common Share growth, with Canadian Natural performing well against its peers at 5%, 55%, and 81% reserves per Common Share growth for the 1 year, 3 year, and 5 year periods respectively. Considering commodity price differentials were much wider than expected and commodity prices were extremely volatile at times, the relative TSR and reserves growth delivered by Canadian Natural demonstrates the robustness of the Corporation’s assets, the strength of the management team and the continued execution of its balance four pillar capital allocation strategy.

Canadian Natural’s 3 year performance as measured by TSR ranked well against its peers at 20%, placing the Corporation in the 83rd percentile, outperforming 10 of 12 peers. Additionally, the Corporation’s 3 year reserves per Common Share growth was 55%, placing the Corporation in the 100th percentile versus it peer group.

2018 PAY DECISIONS

As a result of the focus on cost control in a challenged commodity price environment, in 2015, members of the Corporation’s Management Committee took a 19% salary reduction and all other employees experienced salary reductions of up to 13%. In recognition of the economic situation facing the Corporation, the Board of Directors also reduced its annual retainer fee by 10% at that time. Effective on May 5, 2018, the Corporation reinstated a portion of the salary rollback for all affected employees which resulted in individuals on the Corporation’s Management Committee receiving approximately one quarter of the salary reduction they experienced in 2015. At that time, the Board of Directors approved the reinstatement of 50% of the previous reduction in their annual retainer. In addition, the Committee addressed certain inequities in the Corporation’s salary structure by approving a nominal salary program. Recognizing the ongoing realities in the Canadian oil and natural gas industry, the Compensation Discussion & Analysis will show that the metrics to determine bonuses, PSUs and stock option awards for the NEOs are based upon actual 2018 salaries instead of 2015 salaries (which included a portion of pre-rollback salary). These changes were considered by the Committee as part of the overall compensation process in 2018.

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The Committee determined that the Executive Chairman’s compensation, which has historically been determined as a function of the President’s compensation, should be determined in a manner that was not subject to the variability caused by the transition taking place in the role of President. Given the changes that took place in the year in both responsibilities and salaries for Messrs. Laut and McKay, the Committee recognized that using either salary as the base would unduly penalize the Executive Chairman. While the functional relationship between the compensation determined for the role of Executive Chairman and the role of President remained the same, the Committee utilized a notional base salary for the role of President of $700,000, which represents the base salary of Mr. Laut prior to the application of any salary roll backs, to determine the compensation to be awarded to the Executive Chairman. By maintaining its historical practices in this way, the Committee maintains the discretion to eliminate the use of a notional base salary for the President’s role once this transition is complete.

The Committee continually reviews and evaluates elements of the Corporation’s compensation package to ensure that it remains competitive, while addressing any expressed concerns of stakeholders. The Committee also recognizes the contributions of executives and employees, notably for the strong operating and strategic performance of the Corporation in a challenging industry. The Committee maintained the integrity of the formulaic approach to incentive payments, while utilizing some discretion in recognizing the transition in the role of President in 2018. So, having considered the Corporation’s results listed above, the Committee awarded a corporate performance score of 117%, which is slightly below the performance score of 129% achieved in 2017. This results in a bonus and PSU award of 142.5% of target.

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as shareholders while mitigating compensation related risks to the Corporation. As always, we welcome comments and feedback from our shareholders.

Submitted by the members of the Compensation Committee:

Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren

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COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation’s compensation practices, the Board of Directors (the “Board”) established a Compensation Committee (the “Committee”) comprised solely of independent directors.

The Directors who were members of the Committee during 2018 are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in‑depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation’s compensation philosophy and programs for executive officers, including the Corporation’s Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation’s executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair, the Executive Vice-Chair and the President. The Committee’s role includes ensuring there is (i) a well‑defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing performance.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance and an accountability to shareholders. Compensation is comprised of base salary and short-term and longer-term performance‑conditioned incentive payments. It has worked for our shareholders over the years, and remains aligned with our shareholders’ interests:

•
Total compensation targeted at the median of similar Canadian oil and gas companies (US peer company pay data is used as a reference only) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural’s variable pay and pay at risk is high relative to peers.

•
The Corporation does not have a pension plan for its NEOs. It has a Common Share savings plan through which Common Shares are purchased – our culture of Common Share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).

•	Short term incentive metrics are tied to the annual budget and related guidance announced each year.

•	A significant proportion of Canadian Natural’s compensation is provided through a PSU plan with the grant size linked to the prior year’s performance.

•
Executive compensation risk is mitigated by linking the short term incentive plan (“STIP”) and PSUs to the Corporation’s annual guidance, performance metrics, the Committee’s use of judgment, the NEO’s alignment to shareholders through Common Share ownership that is reinforced by ownership guidelines, claw‑back and anti‑hedging policies as well as succession planning. NEO compensation is further linked to corporate performance by having PSU grants vest using a weighted 3 year average of relative reserves growth per Common Share (1/3) and relative total shareholder return (2/3), both measured against identified industry peers.

•
Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position. Commencing in 2016, vesting provisions for equity based compensation granted to the Corporation’s Management Committee contain a “double trigger” whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control or within 24 months thereof, in order for such compensation to vest.

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Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels.

The Committee believes this target pay level, mix and the use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation’s compensation program to ensure that the Corporation’s compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Considerations

●
Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational, cyber and reputational risks. The Board’s risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long‑term strategic and operational planning; executive development and evaluation; code of conduct compliance; regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and those steps management has taken to monitor, control and report such exposures.

●
Compensation Risk – The Committee assists the Board in monitoring the risks associated with the Corporation’s compensation program and practices on an ongoing basis. The Committee, in reviewing the Corporation’s compensation program, considers such risks before approving the program. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a PSU plan with a capped award level that, for employees other than Management Committee members, vests annually over a 3 year period and, for members of the Corporation’s Management Committee after 2016, vest 3 years from the grant date; and, (iv) Common Share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting on the 5th anniversary of grant date. The Committee concluded that the Corporation’s compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk, but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

●
Clawback Policy – The Corporation’s clawback policy provides the Committee with the authority to seek re‑imbursement of all or any portion of performance based compensation (cash bonus, PSUs and stock options) from any NEO who in the Committee’s determination is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year in which the financial misstatement occurred.

●
Anti‑Hedging Policy – The Corporation’s anti‑hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and units of exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation’s securities in broker margin accounts.

●
Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board adopted Common Share ownership guidelines for officers of the Corporation. The guidelines require Common Share ownership proportionate to the individual’s compensation and position which are:

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The Executive Chair, Executive Vice-Chairman, the President and any Chief Operating Officer	4 times base salary
Senior Vice‑President	2 times base salary
All other Officers	1 times base salary

Under the guidelines, the individual has 3 years from date of hire or appointment as an officer to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation’s stock savings plan and any other personal holdings of the individual. With the adoption of PSUs for members of the Corporation’s Management Committee, in lieu of a Common Share bonus, the Nominating, Governance and Risk Committee agreed, on March 5, 2019, to revise the guideline to include the value of PSUs (determined using a performance multiple of 1.00) in determining Common Share ownership provided, however, that at least 50% of the threshold target value of Common Shares to be held by an individual must continue to be satisfied through the ownership of Common Shares. Where an individual does not satisfy the required ownership threshold, that individual shall be obligated to take immediate steps to comply with the threshold requirement which includes the use of cash bonus, vested PSU payouts and the Common Share election option to acquire a sufficient number of Common Shares to satisfy the threshold. As of the date of this Circular, each officer meets or exceeds the Common Share ownership requirement of the Corporation.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. The following table sets forth as of March 20, 2019, the beneficial ownership and market value of the Common Shares held directly and indirectly by the NEOs:

Name	Number of Common Shares Held	Market Value of Common Shares Held(1)	Share Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements
N. Murray Edwards(2)	21,954,013	$828,544,451	4 times	$2,333,000	Exceeds
Steve W. Laut(3)	2,387,833	$90,116,817	4 times	$2,012,000	Exceeds
Tim S. McKay(3)	1,162,317	$43,865,843	4 times	$2,333,000	Exceeds
Scott G. Stauth	157,910	$5,959,523	4 times	$1,643,000	Exceeds
Corey B. Bieber	162,524	$6,133,656	2 times	$738,000	Exceeds
(1)	The closing price of the Common Shares on the TSX on March 20, 2018 was $37.74.
(2)	As Mr. N.M. Edwards’ annual salary is $1, his mandatory, required holdings in 2018 was the same as Mr. T.S. McKay, being four times his annual salary.
(3)	Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation.

●
Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of seventeen members of the management group including the Executive Chair, Executive Vice-Chairman, the President, the Chief Operating Officers and the Chief Financial Officer and Senior Vice‑President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure (1) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (2) enables the continuation of the strong leadership of the Corporation should a member of the management team leave the Corporation; and (3) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession

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planning logs completed by management, to the Compensation Committee for its review, consideration and approval.

●
Retirement – The Corporation has implemented a matrix on what constitutes “Normal Retirement Age” to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation’s Performance Share Unit Plan and Stock Savings Plan.

Age at Retirement	Entitlement
<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an incremental 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65

In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.

●
Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. (“Hugessen”) since 2013. Hugessen’s mandate is to support the Committee, developing principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation’s executive compensation and management’s compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and with management, as required. The Corporation paid for Committee consulting services provided as indicated in the table below.

	2018	2017
Executive Compensation Related Fees	$15,582	$24,783
All Other Fees	–	–
Total Fees	$15,582	$24,783

Peer Group and Peer Group Performance

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used by the Corporation as a secondary point of reference. The Canadian peer group of companies (the “Primary Group”) is chosen from Canadian energy industry companies that are of a similar size as the Corporation (including comparable oil and gas exploration and production companies), have comparably complex operations, operate in similar geographical regions. The U.S. peer group of companies (the “Secondary Group”) is chosen from U.S. exploration and production companies that are of similar size as the Corporation, and have comparably complex operations (including operations in geographical regions similar to those in which the Corporation operates).

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In assessing appropriate peers, the Corporation considered the net revenue and enterprise value for 2018 of prospective peer companies as well as, where appropriate, 2018 production. While certain peer companies in the Primary Group are not “oil and natural gas producers”, they represent significant participants in the energy industry generally and compete for industry resources in the markets where the Corporation operates. While there are other companies that are similar in size to the Corporation and operate in the Calgary market, the Corporation does not consider them peers because of the unique nature of the oil and gas industry and the limited competition for resources as a result. Furthermore, including additional “non producers” reduces the importance of oil and natural gas production as a comparative measure in the Corporation’s core industry. In reviewing the Primary and Secondary Groups in 2018, the Committee determined the peers to be acceptable and appropriate comparative groups for Canadian Natural.

Based on the foregoing criteria, the listed companies were deemed reasonable peers to benchmark executive compensation:

	FY 2018 Net Revenue (C$B)	Total Enterprise Value (C$B) Dec. 31, 2018	Production FY 2018 (MBOE/d)
Canadian Natural Resources Limited	$21	$60	1,079
Primary Group (production before royalties)
Cenovus Energy Inc.	$21	$20	483
Crescent Point Energy Corp.	3	7	178
Enbridge Inc.	46	162	N/A
Encana Corporation (1)	8	11	361
Husky Energy Inc.	22	18	299
Suncor Energy Inc.	39	76	732
TransCanada Corp.	14	100	N/A
Average of Primary Group	$22	$56	411
Secondary Reference Group (production after royalties)
Anadarko Petroleum Corporation	$17	$53	666
Apache Corp.	10	26	466
Devon Energy Corporation	14	19	534
EOG Resources, Inc.	22	75	635
Marathon Oil Corporation	8	22	420
Average of Secondary Group	$13	$32	519
(1)	Production reported after royalties.

Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; translated at average 2018 and year end rates where required.

When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the Primary Group as well as the Secondary Group as a comparable reference points. In particular, as PSUs start to vest in 2020 (and every year thereafter), NEOs will begin to see the correlation between the Corporation’s actual performance over the term of the PSU and the ultimate amount received in respect of the PSUs previously granted. As set out on page 32, the performance multiplier for the PSUs is directly correlated to the Corporation’s relative performance in respect of peer group TSR and reserves growth per share. Comparative information is provided in the tables below for both the Primary and Secondary Groups.

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Total Shareholder Return
	1Y TSR - CAD	3Y TSR - CAD	5Y TSR - CAD
Canadian Natural Resources Limited	-24%	20%	6%
Primary Group
Cenovus Energy Inc.	-15%	-43%	-64%
Crescent Point Energy Corporation	-55%	-71%	-87%
Enbridge Inc.	-8%	7%	13%
Encana Corporation	-53%	14%	-56%
Husky Energy Inc.	-19%	1%	-53%
Suncor Energy Inc.	-15%	17%	19%
TransCanada Corp.	-16%	23%	24%
Secondary Group
Anadarko Petroleum Corporation	-10%	-38%	-57%
Apache Corp.	-31%	-9%	-25%
Devon Energy Corporation	-40%	-29%	-50%
EOG Resources Inc.	-12%	24%	38%
Marathon Oil Corporation	-7%	17%	-43%
Summary Statistics
P75	-11%	17%	14%
Median	-15%	4%	-46%
P25	-33%	-31%	-56%
S&P TSX Oil and Gas Exploration & Production Index	-34%	-11%	-53%
Note: Information source for above peers is Bloomberg.

Reserves Growth Per Share
	1Y Reserves per Share Growth	3Y Reserves per Share Growth	5Y Reserves per Share Growth
Canadian Natural Resources Limited	5%	55%	81%
Primary Group
Cenovus Energy Inc.	-11%	30%	46%
Crescent Point Energy Corporation	4%	4%	-9%
Encana Corporation	55%	30%	-39%
Husky Energy Inc.	-30%	5%	-22%
Suncor Energy Inc.	1%	28%	-3%
Secondary Group
Anadarko Petroleum Corporation	11%	-28%	-47%
Apache Corp.	5%	-22%	-51%
Devon Energy Corporation	-6%	-28%	-47%
EOG Resources Inc.	16%	30%	-35%
Marathon Oil Corporation	-11%	-53%	-51%
Summary Statistics
P75	10%	29%	-12%
Median	2%	5%	-37%
P25	-9%	-26%	-47%
Note: Reserves per share reflects Net Proved (after royalties) constant dollar reserves over the diluted weighted average shares outstanding for the respective periods. Sourced from company reports.

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Given the significance of these metrics in overall NEO compensation, the Committee has considered the Corporation’s comparative TSR and reserves growth per share in respect of both the Primary and Secondary Groups for each of the 1 year, 3 year, and 5 year time horizons in determining NEO compensation.

Use of Judgment

As the Corporation operates in a cyclical industry, at times it needs to adjust its short-term strategies to deal with rapid and unexpected changes. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

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Executive Compensation Pay Structure

Named Executive Officers for 2018

The Corporation does not have a chief executive officer but has a corporate Management Committee which, in 2018, included three members who were also directors of the Corporation, the Executive Chair, the Executive Vice-Chair and the President. Directors who serve on the corporate Management Committee do not receive fees related to serving as a director of the Corporation. For the purposes of National Instrument 51-102 – Continuous Disclosure Obligations and the disclosure required thereunder, Mr. T.S. McKay, President of the Corporation, has been designated by the Board of Directors to be the Chief Executive Officer. Accordingly, the Corporation has determined that its NEOs should include the three members of the corporate Management Committee who, in 2018, were directors, in addition to the Chief Financial Officer and the next highest paid member of the corporate Management Committee.

Components of Compensation

1.	Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile. In 2015, the NEOs reduced their annual base salary by 19% in recognition of the impact of continued low commodity prices and cost challenges faced by the oil and natural gas industry at that time. Effective May 5, 2018, the Corporation re-instated approximately one quarter of the 2015 reduction for the affected NEOs, calculated on their original 2015 salary. At that time, the NEOs also received a nominal increase of 2% to have salaries better reflect changes in executive compensation between 2015 and 2018.

2.	Annual Bonus (“STIP”)

The Committee believes that incentive or “at risk” compensation motivates individual performance and aligns executive officer performance with the Corporation’s objectives and shareholder interests. The cash bonus awarded is based on the Corporation’s and the individual’s performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2018 Metrics Included:	Weighting
Financial	Balance sheet strength, capital expenditures, ROE, ROACE, cash flow	30%
Strategic	Allocation of cash flow, mid and long term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, pipeline leaks	10%

For NEOs, individual performance and the resulting STIP awards are based on corporate performance. At or below the minimum level of corporate performance, no STIP awards will be paid; above the maximum level of corporate performance, STIP awards are capped.

Performance	Approximate Corporate Performance Score	Payout (as a target % of STIP target value)
Min	60% of target	0%
Low	80% of target	50%
Target	100% of target	100%
High	120% of target	150%
Max	140% of target	200%

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Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a STIP award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

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As an example, Canadian Natural has included a sample calculation for a STIP payout for a senior vice‑president with a base salary of $400,000 and a target bonus of 70% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions
Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety, Asset Integrity and Environmental (10%)	90% of target
In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance
Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety, Asset Integrity and Environmental	10.0%	90.0%	9.0%
Total	100.0%		106.5%
From the chart on page 30, the corporate performance rating of 106.5% of target would result in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 × 70% × 116.25% = $325,500

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Primary Group. This is consistent with Canadian Natural’s compensation approach – that performance‑based equity awards should make up a significant portion of the NEOs’ total compensation.

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3.	Long Term Incentive Plans

A.	Performance Share Unit

The performance share program provides a grant of Common Shares or units based on the most recent year’s corporate performance using the same corporate performance measures used in the STIP with the deferred vesting of such awards. As a result, the plan provides an immediate link to short term performance and alignment to long term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing Common Shares from treasury or granting stock options.

For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. A PSU grant has the same expected corporate performance range and related performance award multiplier as the STIP. However, PSU vesting for the Corporation’s Management Committee (which includes the Named Executive Officers) (collectively, “Senior Management”), will be based on performance over a three year period rather than solely through the passage of time. The table below summarizes the characteristics of the PSU plan.

Form of award
For Senior Management, a cash award is converted into PSUs using the same Common Share purchase price applicable to the Common Shares of the Corporation acquired through the TSX under the share bonus program for the balance of the employees.

For employees and officers, other than Senior Management, Common Shares of the Corporation are acquired through purchases on the TSX.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive PSUs unless they provide ongoing day-to-day management services to the Corporation.
Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.0 times the STIP award.
Performance Measures to Determine Award Size
The size of the award varies depending upon the corporate performance of the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance is below a threshold level. Future realized values at the time of vesting will reflect the then current stock price and the reinvestment of amounts calculated dividends and attributed to the PSUs over the vesting period.

Dividends
For Senior Management, amounts calculated as dividends payable on Common Shares are  attributed to the PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant.

For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, Common Shares.

Performance Measures To Determine Vesting
For Senior Management, PSUs will vest after 3 years based on a weighted average of the Corporation’s performance on its relative reserves growth per share (1/3) and its relative total shareholder return (2/3) over a 3 year period, both compared against the identified industry peers, as set out on page 27. If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

For employees and officers, other than Senior Management, awards vest equally over a three year period. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee.

Payout
For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation’s performance against the indicated measures over the 3 calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the weighted average closing price on the TSX for the Common Shares at the time of vesting. The payout table is set out below.

	Relative Performance Percentile	Payout Multiple
	<20%	0
	20-39.9%	50%
	40-49.9%	75%
	50-59.9%	100%
	60-79.9%	150%
	80-100%	200%

For employees and officers, other than Senior Management, payout is in Common Shares of the Corporation. The Common Shares purchased under the PSU Plan are restricted shares, as they can only be paid out in kind at vesting.

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B.	Stock Option Plan

The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package. These stock options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation’s business objectives provided the total number of stock options outstanding at any time is limited to a maximum of 9% of the outstanding Common Shares. The table below summarizes the characteristics of the SOP.

Form of Award	Option on Common Shares of the Corporation
Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	The exercise price cannot be lower than market value at the time of granting stock options.
Vesting	Annually at 20% per annum over five years commencing one year (for options granted on the basis of prior year performance) or two years (for options granted to new employees) after granting.
Term	For annual prior year based options, 5 years with expiry date being 30 days after last vesting.
Payout
The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on the TSX and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination
For NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee’s direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.

In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Restrictions
No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price options.

In determining the number of options to be awarded, the Committee considers the grant date value determined by the Black‑Scholes‑Merton methodology (value reported in the Option‑based Awards column of the Summary Compensation Table), published peer group data, corporate performance, individual performance, and other applicable factors. To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2018 represents 6.9% of all the options awarded to the Corporation’s employees in 2018. In March 2019, the Corporation reduced the maximum number of Common Shares issuable under the SOP to 7% of the Common Shares issued and outstanding from time to time. The unallocated stock options pursuant to the SOP, as amended, are subject to the approval of the shareholders at the Meeting. A resolution approving unallocated stock options under the SOP is submitted for approval by shareholders every three years, as required by the rules of the TSX, and shareholders are being asked to approve such a resolution at this Meeting. (See page 16 above)

C.	Stock Savings Plan

The Corporation does not have a pension plan. The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one‑half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation’s portion of the contributions vests as follows:

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•	For employees with less than five years of continuous participation in the plan, over a two‑year period.

•	For employees who have five years of continuous participation in the plan, on January 1 of each year.

•	Upon retirement, if Normal Retirement Age (as defined in the SOP) reached.

This plan provides additional Common Share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

Determining Compensation

Compensation levels of the Corporation’s employees and executive officers are reviewed annually following performance reviews.

The Committee continually reviews the relative merits of the Corporation’s compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their “at risk” bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including the expertise and experience of the individual, the overall performance of the Corporation, and, an evaluation of peer‑company market data and performance. In addition, the Committee also periodically discuss with Hugesson, the external independent compensation consultants to the Committee, a review of:

(i)	processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

(ii)	compensation trends within the Corporation’s geographic area;

(iii)	common practices used by companies to compensate employees;

(iv)	other trends in compensation practices for incentivizing and compensating employees; and,

(v)	other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS

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2018 Compensation Decisions

Mr. N.M. Edwards, Executive Chairman, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation’s stock savings plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and stock options, all of which are based upon the performance of the Corporation. Historically, Mr. Edwards’ bonus, PSUs and stock options were determined as a function of the awards granted to the President. With the transition in the role of President in 2018, the Committee recognized that having Mr. Edwards' awards reflect the variability in the term, experience and compensation of an individual in the role of President would unduly influence his compensation. As a result, the Committee elected to utilize a notional base salary for the role of President of $700,000 in the calculation of Mr. Edwards’ bonus, PSUs and stock options while maintaining the functional relationship between the two positions. In addition, the Committee recognized the increased responsibilities and related changes in the roles of Messrs. McKay, Stauth and Bieber as well as the reduction in Mr. Laut’s role as he transitioned into the position of Vice Chairman. As a result of the foregoing, the Committee modified the target STIP for the affected NEOs which, combined with the use of a notional salary for the Executive Chairman, results in an increase in year over year aggregate target pay levels. However, given the emphasis the Corporation places on performance based compensation, the actual pay level for the NEOs decreased by an average of 2.3% when compared to 2017 compensation.

2018 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chairman N.M. Edwards		Executive Vice-Chairman(2) S.W. Laut	President(2) T.S. McKay	CFO C.B. Bieber	COO, Oil Sands S.G. Stauth
Annual Base salary(1)	$1		$503,012	$583,334	$369,083	$410,721
Target STIP Cash Bonus (% of based salary)	–	(3)	120%	120%	70%	70%
Target STIP Cash Bonus	$1,134,000		$603,614	$700,001	$258,358	$287,505
Target Total Cash Compensation	$1,134,001		$1,106,626	$1,283,335	$627,441	$698,226
Performance Share Unit (% of bonus)	400%		333%	333%	275%	275%
Option‑based LTIP (% of salary)	–	(3)	525%	525%	275%	275%
Target Total Direct Compensation	$10,631,251		$5,757,475	$6,676,841	$2,352,904	$2,618,346
(1)	These amounts reflect actual 2018 base salary.
(2)	Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation.
(3)
Executive Chair STIP cash bonus and option based LTIP awards are based upon 135% of the STIP cash bonus and option based LTIP awards calculated on the basis of a notional base salary for the President’s role. See page 21 and above for more information.

Overview of Key 2018 Corporate Results

In 2018, the Corporation demonstrated the strategic advantage of its diverse and balanced asset base and the Corporation’s ability to create value for its shareholders throughout the year. The Corporation, supported by a strategic base of long life low decline assets, continued its focus on effective and efficient operations, generating significant adjusted funds flow in the year. As a result, the Corporation deleveraged its balance sheet, increased real returns to shareholders through its dividend and share purchase programs, as well as participating in opportunistic acquisitions that targeted long-term value for shareholders.

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That said, 2018 was not without challenges, particularly around continued commodity price volatility and wider than expected heavy and synthetic crude oil price differentials in the fourth quarter of the year. In response, the Corporation acted appropriately with strategic, voluntary production curtailments in certain of its natural gas, thermal in-situ and heavy crude oil production areas. The proactive decisions, demonstrated the Corporation’s ability to react quickly and strategically to changing market conditions. The Corporation’s key results from 2018 were:

•
The Corporation executed on its four pillar capital allocation strategy in 2018. The Corporation developed and executed on a more defined free cash policy, which targets to allocate 50% of annual free cash flow after budgeted capital expenditures and dividend commitments to its balance sheet and the remaining 50% to an annual Common Share purchase program under a NCIB.

o
The Corporation increased returns to shareholders with a 22% increase in its quarterly dividend and significant activity under its NCIB programs with the purchase of Common Shares having an aggregate value of $1,282 million in the year.

o
The Corporation improved the strength of its balance sheet by $1,835 million through the repayment of debt and improved its investment grade credit ratings, both of which management and the Board believe are imperative to being able to execute on mid‑term and long‑term projects throughout all commodity price cycles.

o
The Corporation made opportunistic acquisitions that captured medium term execution opportunities and long-term value adding potential, particularly at the Corporation’s Horizon Oil Sand Mining and Upgrading operations, with the Joslyn acquisition.

•
Operationally, the Corporation met targets for operating costs, achieving overall total BOE production cost targets excluding energy costs, of $14.01/BOE. While total production for the Corporation was below target, the Corporation was proactive and undertook strategic and voluntary curtailments throughout the year. After incorporating the proactive action taken, the Corporation effectively met 2018 production targets.

•
The Corporation continued its focus on continuous improvement by outperforming its targets for recordable injury frequency and pipeline integrity when compared to 2017 levels. In addition, the Corporation was able to achieve a reduction in its GHG emissions intensity while maintaining its performance level on lost time incidents.

2018 Performance Scorecard

With the exception of the Corporation’s Debt to Book metric, which has been established to reflect all commodity price cycles, the Corporation established its 2018 performance targets as part of its 2018 budget guidance, which was released on November 7, 2017. The resulting performance measures are assigned weightings as indicated in the scorecard below and the resultant overall score is utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation’s Management Committee and the Corporation’s employees generally. Notwithstanding the foregoing, the Compensation Committee always retains its ability to apply discretion to the performance bonus awards made by the Corporation.

The following table shows the 2018 actuals and compares those to both the 2018 targets and 2017 actual results to assess performance. Canadian Natural exhibited very strong operational performance in 2018 through a continued focus on effective and efficient operations. Throughout 2018, the Corporation made strategic decisions to voluntarily curtail production which affected the Corporation’s performance on several metrics and the Committee applied its discretion and judgment in circumstances where the results were disproportionately affected. Through its sustained commitment to continuous improvement, Canadian Natural’s Corporate Performance Scorecard produced a score of 117% of target in 2018, down from the 129% achieved in 2017.

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	Performance Metrics	2017 Actual	2018 Target	2018 Result	Assessment of Performance	Performance Bonus Allocation
Financial	Balance Sheet Strength:
(30%)	– Debt to Book	41%	25% - 45%	39%	Performed
	– Debt/EBITDA	2.7x	2.0x - 2.4x	2.0x	Performed

	Capital Expenditures ($MM) (1)	$4,051	$4,110 - 4,560	$4,415	Performed
	Returns:					35%
	– on equity	8.2%	Improve over 2017	8.0%	Performed(2)
	– on average capital employed	5.8%	Improve over 2017	5.9%	Performed
	Funds flow :
	– Adjusted funds flow ($MM)	$7,347	$7,200 - 7,600	$9,088	Outperformed
	– per Common Share ($)	$6.25	$5.90 - 6.25	$7.46	Outperformed
Strategic Capital Allocation	Deleverage Balance Sheet ($MM) (3)	$918	Execute	$1,835	Performed
(30%)	Opportunistic Acq/(Disp) ($MM net)	$13,068	Execute	$316	Performed
				Laricina - $46
				Joslyn - $218		35%
	Returns to Shareholders
	– Dividends ($MM)	$1,252	Increase	$1,562	Performed
	– Dividends per Common Share (4)	$1.10	Increase	$1.34	Performed
	– Common Share Purchases ($MM)	–	Execute	$1,282	Outperformed
Operations (30%) (5)	Total BOE Production (MBOE/d)	962	1,090 -1,170	1,079	Performed(2)	32%
	Total BOE Operating Cost ($/BOE) (6)	$15.87	$13.00 - 15.50	$14.01	Performed
Safety, Asset Integrity and Environmental	Recordable Injury Frequency (per 200,000 hours worked)	0.43	0.39 - 0.47	0.35	Outperformed	15%
(10%) (7)	Total LTI frequency (per 200,000 hours worked)	0.06	0.054 - 0.066	0.06	Performed
	GHG emissions intensity (tonnes/BOE)	0.055	0.050 - 0.061	0.053	Performed
	Pipeline Leaks (number of leaks/1,000KM of pipeline)	1.49	1.34 - 1.64	1.25	Outperformed

Total Corporate Performance Score						117%
(1)	2018 capital expenditures reflect net capital expenditures before net acquisition costs.
(2)
Throughout 2018, the Corporation made strategic decisions to voluntarily curtail certain production volumes. The Compensation Committee assessed performance in light of these strategic decisions and scored the Corporation’s performance accordingly in these areas.

(3)	Represents the change in closing long-term debt from the prior period.
(4)	Dividends declared.
(5)	Although the Operations rating was in the “performed” range across the Corporation, the operational performance of different business units varied and resulted in a score above “performed”.
(6)
2017 actual operating costs include energy costs. 2018 targets and actual operating costs exclude energy costs in order to reduce the impacts of abnormally high or low energy input costs on assessed performance.

(7)	Targeted ranges reflect +/- 10% of the prior period actual.

Note: A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

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2018 STIP Award

The chart below shows the relationship between the Corporate Performance Score of 117% and the actual STIP and PSU multiplier of 142.5%.

Based on the foregoing, calculated STIP target awards for each of the NEOs is shown in the following table. The Committee relied upon the results of the Performance Scorecard for the compensation paid to all NEOs, making nominal adjustments to the STIP payments to Messrs. C.B. Bieber and S.G. Stauth, as shown in the table under the heading “2018 Actual Pay Levels and Mix” on page 41.

Name	Base Salary(1)	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	Calculated 2018 STIP Cash Bonus Award
N. Murray Edwards	$1	– (2)	142.5%	$1,615,950
Steve W. Laut	503,012	120%	142.5%	860,151
Tim S. McKay	583,334	120%	142.5%	997,501
Corey B. Bieber	369,083	70%	142.5%	368,160
Scott G. Stauth	$410,721	70%	142.5%	$409,694
(1)	Base salary reflects the actual 2018 base salary earned by each of the NEOs.
(2)	Mr. N.M. Edwards STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 35 for more information.

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2018 Performance Share Unit Award

The corporate performance score of 117% results in a calculated STIP award of 142.5% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. The Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs. As a result, and shown in the table under the heading “2018 Actual Pay Levels and Mix” on page ●, the actual amount awarded to each of Messrs. Bieber and Stauth is nominally less than the amount indicated in the table below.

Name	Base Salary(1)	Target STIP Cash Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus		Calculated 2018 PSU Award
N. Murray Edwards	$1	– (2)	142.5%	4.00	x	$6,463,800
Steve W. Laut	503,012	120%	142.5%	3.33	x	2,864,302
Tim S. McKay	583,334	120%	142.5%	3.33	x	3,321,678
Corey B. Bieber	369,083	70%	142.5%	2.75	x	1,012,440
Scott G. Stauth	$410,721	70%	142.5%	2.75	x	$1,126,658
(1)	Reflects the actual 2018 base salary earned by each of the NEOs.
(2)	Mr. N.M. Edwards STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 35 for more information.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2016 - 2018 using the Black‑Scholes‑Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2018	$37.09	$6.03	4.4	4.0%	0.0%	28.3%	1.7%
	$35.27	$5.90	4.4	3.8%	0.0%	28.1%	1.9%
2017	$45.05	$8.89	4.5	2.4%	0.0%	26.7%	2.0%
	$44.16	$8.35	4.6	2.5%	0.0%	26.7%	1.6%
2016	$43.99	$8.87	4.6	2.2%	0.0%	28.2%	1.0%
	$42.14	$8.30	4.6	2.5%	0.0%	28.2%	1.2%

2018 Stock Option Award and 2018 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix and 2018 corporate performance.

The Corporation has an election process whereby 50% of the stock options a NEO is allotted can be elected to be received as Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares a NEO would receive in lieu of the options is determined by multiplying a discounted Black‑Scholes‑Merton value for the stock option by the number of stock options allotted (not granted) to the NEO. The resulting total is then used to buy Common Shares on the TSX, which results in the Common Share election having an anti‑dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO but, rather, vest equally to the NEO over three years every November provided that the NEO remains with the Corporation at time of vesting.

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For 2018, Messrs. S.W. Laut and C.B. Bieber each elected to receive 50% of their stock option awards, 150,000 and 67,500 options, respectively, as Common Shares. To determine the value they would receive for the purchase of Common Shares, the value per option was determined to be $3.00, a discounted value to the Black‑Scholes‑Merton value of $5.90 per option, which was then multiplied by the number of options. The table below shows the target and actual value of the stock options and, as applicable, the resulting Common Share election for each of the NEOs in 2018.

Name	Base Salary	Target Incentive (% of base salary)	Target 2018 Stock Option/ Share Election Award Value	Actual Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2018 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2018 Number of Stock Options	2018 Number of Common Shares Elected to Receive(2)
N. Murray Edwards	$1	– (1)	$4,961,250	$2,684,250	$–	$2,684,250	450,000	–
Steve W. Laut	503,012	525%	2,640,813	1,770,000	450,000	1,335,000	150,000	N/A
Tim S. McKay	583,334	525%	3,062,504	2,236,875	–	2,236,875	375,000	–
Corey B. Bieber	369,083	275%	1,014,978	796,500	202,500	600,750	67,500	N/A
Scott G. Stauth	$410,721	275%	1,129,483	$805,275	$–	$805,275	135,000	–
(1)	Mr. N.M. Edwards Target Stock Option Award is equal to 135% of the Target Stock Option Award calculated based upon a notional base salary for the President’s role. See page 35 for more information.
(2)	The Common Shares to be purchased for 2018 Common Share election had not been purchased as of March 20, 2019. Purchases will be completed by April 11, 2019.

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2018 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the 2018 performance incentive plan designs and the Common Share election described above.

	Executive Chairman N.M. Edwards		Executive Vice-Chairman S.W. Laut(2)	President T.S. McKay(2)	CFO C.B. Bieber	COO, Oil Sands S.G. Stauth
Base salary	$1		$503,012	$583,334	$369,083	$410,721
STIP Cash Bonus (% of salary)	–	(1)	171%	171%	100%	100%
STIP Cash Bonus ($)	$1,615,950		$860,151	$997,501	$368,000	$409,000
Total Cash Compensation	$1,615,951		$1,363,163	$1,580,835	$737,083	$819,721
Performance Share Unit (% of bonus)	400%		333%	333%	275%	275%
Performance Share Units ($)	$6,463,800		$2,864,302	$3,321,678	$1,012,000	$1,124,500
Option/Election- based LTIP (% of salary)	–	(1)	265%	383%	163%	196%
Option/Election‑ based LTIP ($)	$2,684,250		$1,335,000	$2,236,875	$600,750	$805,275
Total Direct Compensation	$10,764,001		$5,562,465	$7,139,388	$2,349,833	$2,749,496
All other compensation	$–		$69,179	$78,820	$53,087	$58,140
Total Compensation	$10,764,001		$5,631,644	$7,218,208	$2,402,920	$2,807,636
(1)
Mr. N.M. Edwards STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon the notional base salary for the President’s role. Mr. Edwards’ Option/Election LTIP award is calculated based upon the notional base salary for the President’s role. See page 35 for more information.

(2)	Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation.

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation) among the NEOs for 2018.

	Executive Chairman N M. Edwards	Executive Vice-Chairman S.W. Laut	President T.S. McKay	CFO C.B. Bieber	COO, Oil Sands S.G. Stauth
Base salary	–%	9%	8%	16%	15%
STIP Cash Bonus	15%	16%	14%	15%	15%
Performance Share Unit	60%	51%	47%	43%	41%
Option‑based LTIP	25%	24%	31%	26%	29%

Link between 2018 Corporate Performance and 2018 Named Executive Officer Compensation

During 2018, Canadian Natural performed at a level that produced an aggregate corporate performance score of 117% of target based on the Committee’s assessment of corporate performance. This performance score results in a payout of 142.5% of target for the STIP and PSU. The score reflects strong fiscal and operational performance through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment.

Having considered these results, the Compensation Committee did not apply any discretion to adjust the bonus award amount for the President. The Compensation Committee awarded the President a commensurate level of compensation including a bonus of $997,501 and a PSU award of $3,321,678. The Committee also awarded

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375,000 stock options after considering both size of the award and its estimated expected value (the estimated value per option decreased approximately 33% from 2017). Altogether the President’s base salary, bonus, PSU and stock option award and all other compensation, result in total compensation for the President of $7,218,208. Canadian Natural believes this is consistent with compensation for comparable performance among Canada’s larger exploration and production companies for the President role.

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2018, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

December 31, 2018	2013	2014	2015	2016	2017	2018
Canadian Natural Resources Limited	$100	$102	$89	$130	$140	$106
S&P/TSX Composite Index	$100	$111	$101	$123	$134	$122
S&P/TSX Oil & Gas Exploration & Production Index	$100	$78	$53	$82	$71	$47

Note:  Amounts rounded to the nearest dollar.

Alignment of Corporate Performance and President’s Compensation Over Time

Compensation at Canadian Natural is structured to encourage Common Share ownership and an alignment to the long‑term interests of shareholders. The table below shows the alignment of corporate performance with the President’s compensation over time and also shows:

•	the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and

•	realizable compensation (i.e., the in‑the‑money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).

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The table also compares:

•	the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2013; and

•	the value of $100 compensation awarded in relation to the value of $100 invested in the Common Share at the beginning of the periods indicated.

The table reaffirms the alignment between the design of the incentive programs and Canadian Natural’s relative total shareholder return.

	Total Direct Compensation	Actual Total Direct Compensation Value at	Value of $100
Year	Awarded(1)	Dec 31, 2018	Period	President’s Pay(2)	Shareholder(3)
2013	$9,135,000	$6,192,549	12/31/2013 to 12/31/2018	$68	$106
2014	9,407,052	6,845,154	12/31/2014 to 12/31/2018	73	104
2015	5,052,397	7,174,718	12/31/2015 to 12/31/2018	142	120
2016	8,131,656	5,526,378	12/31/2016 to 12/31/2018	68	82
2017	$8,806,884	$6,470,343	12/31/2017 to 12/31/2018	$73	$76
(1)	Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)	Represents the actual value for each $100 awarded to Mr. S.W. Laut during 2013 - 2017.
(3)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines the President’s awarded compensation level and the Corporation’s total shareholder return between 2013 and 2018. In general, changes in the pay levels are consistent with changes in annual TSR of the Corporation. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

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EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2018, 2017 and 2016 in respect of each NEO.

Summary Compensation Table

				Non‑Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(1)	Annual Incentive Plans(2)	Long Term Incentive Plans(3)	All Other Compensation(4)	Total Compensation
N. Murray Edwards	2018	$1	$2,684,250	$1,615,950	$6,463,800	$–	$10,764,001
Executive Chair	2017	$1	$3,879,000	$1,847,056	$7,388,222	$–	$13,114,279
Age 59	2016	$1	$3,863,250	$1,606,135	$6,424,540	$–	$11,893,926
Years of service 30
Steve W. Laut(5)	2018	$503,012	$1,335,000	$860,151	$2,864,302	$69,179	$5,631,644
Executive Vice-Chair	2017	$567,000	$2,315,625	$1,368,189	$4,556,070	$101,711	$8,908,595
Age 61	2016	$567,000	$2,413,125	$1,189,730	$3,961,801	$107,498	$8,239,154
Years of service 28
Tim S. McKay(5)	2018	$583,334	$2,236,875	$997,501	$3,321,678	$78,820	$7,218,208
President	2017	$486,000	$1,637,800	$1,000,000	$2,750,000	$88,433	$5,962,233
Age 57	2016	$486,000	$1,631,150	$1,000,000	$2,750,000	$92,478	$5,959,628
Years of service 28
Corey B. Bieber	2018	$369,083	$600,750	$368,000	$1,012,000	$53,087	$2,402,920
Chief Financial Officer and	2017	$315,900	$586,625	$300,000	$825,000	$60,225	$2,087,750
Senior Vice‑President, Finance	2016	$315,900	$611,325	$193,331	$531,660	$62,888	$1,715,104
Age 55
Years of service 18
Scott G. Stauth	2018	$410,721	$805,275	$409,000	$1,124,750	$58,140	$2,807,636
Chief Operating Officer, Oil Sands Operations	2017	$363,608	$818,900	$300,000	$825,000	$68,608	$2,376,116
Age 53	2016	$340,200	$815,575	$215,000	$591,250	$67,197	$2,029,222
Years of Service 22
(1)
The grant date fair value is determined using Black‑Scholes‑ Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black‑Scholes‑Merton assumptions used by the Corporation are reported on page 39. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value equal to the price of the Common Shares purchased on the TSX is included.

(2)	The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.
(3)
PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest three years from the date of grant and any dividends declared payable on the Common Shares are also calculated on the same basis for PSUs and are attributed to the unvested PSUs and reinvested in additional PSUs, which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.

(4)
All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation’s contribution to the Corporation’s Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation’s contribution to the Corporation’s stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation’s contribution as at December 31, 2018 for each NEO who is a participant in the plan and

Canadian Natural Resources Limited	44	2019 Management Information Circular

which vested January 1, 2019 is as follows: S.W. Laut, $60,265; T.S. McKay, $69,905; C.B. Bieber, $44,269; and S.G. Stauth $49,225. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2018.
(5)	Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation.

The table below illustrates the number of PSUs granted to each of the NEOs and the price at which such PSUs were granted, being the average purchase price per Common Share for Common Shares purchased on behalf of employees under the Corporation’s Common Share bonus program in respect of each of 2016, 2017 and 2018 performance.

Named Executive Officer	Value of 2018 Performance Share Units(1)	PSUs purchased for 2017 Performance at an Average Price of $39.52	PSUs purchased for 2016 Performance at an Average Purchase Price of $43.34
N. Murray Edwards	$6,463,800	186,964	148,225
Steve W. Laut	$2,864,302	115,294	91,357
Tim S. McKay	$3,321,678	69,590	63,452
Corey B. Bieber	$1,012,000	20,877	12,267
Scott G. Stauth	$1,124,750	20,877	13,642
(1)
The unit price for the PSU program in 2018 had not been determined as of March 20, 2019 and, as a result, the number of PSUs could not be determined. The number of PSUs will be determined by April 11, 2019.

In addition, the NEOs who elected, in any of 2016, 2017 and 2018, to receive 50% of their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2018 Share Election(1)	Shares Purchased for 2017 Share Election at an Average Purchase Price of $39.52	Shares Purchased for 2016 Share Election at an Average Purchase Price of $43.34
Steve W. Laut	$450,000	18,979	17,305
Corey B. Bieber	$202,500	4,808	4,384
(1)	The Common Share purchase price for the program has not been determined as of March 20, 2019. The number of Common Shares purchased will be determined by April 11, 2019.

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in‑the‑money options as at December 31, 2018. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2018. The Corporation does not have a treasury‑based Common Share award program.

Canadian Natural Resources Limited	45	2019 Management Information Circular

	Option Based Awards				Share‑based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date	Value of Unexercised In‑the‑money Options($)(1)	Number of PSUs that have not Vested(2)	Vesting Date	Payout Value($)(1)(3)
	120,000	35.97	January 9, 2020	–	154,720	April 1, 2020	5,096,477
N. Murray Edwards	180,000	28.85	January 8, 2021	736,200	189,798	April 1, 2021	6,251,946
	180,000	22.90	January 8, 2021	1,807,200
	225,000	43.99	January 7, 2022	–
	225,000	42.14	January 7, 2022	–
	225,000	44.16	January 6, 2023	–
	225,000	45.05	January 6, 2023	–
	225,000	35.27	March 1, 2024	–
	225,000	37.09	March 1, 2024	–

	232,219	35.97	January 9, 2020	–	95,360	April 1, 2020	3,141,158
Steve W. Laut(4)	233,288	32.75	January 9, 2020	44,325	117,042	April 1, 2021	3,855,363
	222,247	28.85	January 8, 2021	908,990
	223,288	22.90	January 8, 2021	2,241,812
	159,205	43.99	January 7, 2022	–
	151,726	44.16	January 6, 2023	–
	150,000	35.27	March 1, 2024	–

	125,000	35.97	January 9, 2020	–	66,233	April 1, 2020	2,181,715
Tim S. McKay	125,000	32.75	January 9, 2020	23,750	70,645	April 1, 2021	2,327,079
	125,000	28.85	January 8, 2021	503,750
	125,000	22.90	January 8, 2021	1,255,000
	95,000	43.99	January 7, 2022	–
	95,000	42.14	January 7, 2022	–
	95,000	44.16	January 6, 2023	–
	95,000	45.05	January 6, 2023	–
	110,000	39.29	March 1, 2024	–
	187,500	35.27	March 1, 2024	–
	187,500	37.09	March 1, 2024	–

	37,500	35.97	January 9, 2020	–	12,805	April 1, 2020	421,797
Corey B. Bieber	62,500	32.75	January 9, 2020	11,875	21,194	April 1, 2021	698,130
	62,500	28.85	January 8, 2021	251,875
	62,500	22.90	January 8, 2021	627,500
	47,500	43.99	January 7, 2022	–
	47,500	44.16	January 6, 2023	–
	67,500	35.27	March 1, 2024	–

	62,500	35.97	January 9, 2020	–	14,240	April 1, 2020	469,066
Scott G. Stauth	37,500	32.75	January 9, 2020	7,125	21,194	April 1, 2021	698,130
	50,000	28.85	January 8, 2021	201,500
	25,000	22.90	January 8, 2021	251,000
	47,500	43.99	January 7, 2022	–
	47,500	42.14	January 7, 2022	–
	47,500	44.16	January 6, 2023	–
	47,500	45.05	January 6, 2023	–
	67,500	35.27	March 1, 2024	–
	67,500	37.09	March 1, 2024	–

(1)	The closing price of the Common Shares on the TSX on December 31, 2018 was $32.94.
(2)
The number of PSUs includes PSUs accumulated since the date of grant through the reinvestment into PSUs of amounts calculated as dividends payable on Common Shares, which are then attributed to the PSUs. These additional PSUs vest on the same date as the underlying PSU grant.

(3)
The value of the PSUs are calculated as at December 31, 2018 based upon a performance multiple of 1.00, meaning that the Corporation’s performance matched that of its peer group over the 3 year period prior to vesting. The Corporation’s actual performance cannot be determined as the comparative performance period for each grant has not ended. The information on page 27 provides comparative peer performance over 1, 3 and 5 year periods for both TSR and reserves per share growth and is indicative of better than average performance.

(4)
On March 8, 2018, Mr. S.W. Laut had the number of granted but unvested stock options reduced by 20% to reflect the change in his role as Executive Vice-Chairman, resulting in 183,500 stock options being cancelled.

Canadian Natural Resources Limited	46	2019 Management Information Circular

Incentive plan awards – value vested or earned during the year

Name	Option based Awards – Value vested during the year(1)	Share‑based Awards - Value vested during the year(2)	Non‑equity incentive plan compensation – Value earned during the year(3)
N. Murray Edwards	$1,175,700	$–	$822,590
Steve W. Laut	830,660	–	1,359,968
Tim S. McKay	630,250	–	343,006
Corey B. Bieber	315,125	–	240,270
Scott G. Stauth	$315,125	$–	$158,532
(1)
This is the aggregate net benefit the NEO would have received before tax had the NEO exercised the option on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.

(2)
The Corporation does not have a treasury based Common Share award program. PSU awards made in 2016 and future years only vest 3 years following the date of grant such that PSU awards made in respect of 2016 and 2017 performance do not vest until April 1, 2020 and April 1, 2021, respectively, and, as a result, no values are included for 2018.

(3)
For PSUs awarded prior to 2016, this is the aggregate benefit to the NEO based upon the closing price of the Common Shares on the TSX on the day prior to the vesting of the award in 2018. PSU awards made prior to 2016 are in the form of a cash payment deposited into the Employee Stock Savings Plan for the purpose of purchasing Common Shares on the TSX, on behalf of the NEO, which vest over a three year period. In 2018, the last traunche of the Common Shares purchased in respect of 2015 performance vested to Senior Management, including the NEOs. If a NEO elected to receive 50% of their stock option award as Common Shares in previous years, the Common Shares purchased vest equally over three years and the dollar value of the Common Shares that vested during the year is also included. The aggregate benefit to the NEO is based on the closing price of the Common Shares on the TSX the day prior to vesting.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

Canadian Natural Resources Limited	47	2019 Management Information Circular

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation
– All salary and benefit programs cease as at effective date of resignation.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at effective date of resignation are forfeited.
– Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
– Unvested portion of Common Shares in the savings plan and PSUs as at effective date of resignation is forfeited.
– Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited unless Normal Retirement Age is reached.

Retirement
– All salary and benefit programs cease as at effective date of retirement.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at effective date of retirement are forfeited.
– Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
– Unvested portion of Common Shares in the savings plan and PSUs vest if Normal Retirement Age (as described in the matrix set out on page 25) is reached or are otherwise forfeited.
– Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.

Death
– All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
– Annual cash and PSUs are not paid.
– Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
– Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
– Unvested portion of Common Shares in savings plan and PSUs vest at date of death except for those Common Shares purchased through the Common Share election, which are forfeited.

Termination without cause
– All salary and benefit programs cease on effective date of termination.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding on Notice Date of termination are forfeited.
– Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
– Unvested portion of Common Shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 25).
– Severance provided on an individual basis reflecting service, experience and salary level.
– Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.
– Upon a change of control event, all unvested stock options, unvested savings plan Common Shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause
– All salary and benefit programs cease on effective date of termination.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at Notice Date of termination are forfeited.
– Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
– Unvested portion of shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 25).
– Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.

Canadian Natural Resources Limited	48	2019 Management Information Circular

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested Common Shares upon change of control of the Corporation immediately vest provided that the NEO is terminated upon change of control or within 24 months thereof. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2018 and they had been terminated immediately as a result thereof.

Name	Base Salary	Cash Bonus	Performance Share Unit(1)	Accelerated Option Vesting(2)	Accelerated PSU Vesting(2)(3)	Share Election Accelerated Vesting(2)(4)
N. Murray Edwards	$–	$–	$6,463,800	$1,695,600	$11,348,423	$–
Steve W. Laut(5)	–	–	2,864,302	1,138,000	6,996,526	1,057,384
Tim S. McKay	–	–	3,321,678	711,250	4,508,794	–
Corey B. Bieber	–	–	1,012,000	355,625	1,119,927	356,371
Scott G. Stauth	$–	$–	$1,124,500	$355,625	$1,167,196	$–
(1)	This is the dollar value of the PSU awards for 2018 performance.
(2)	The closing price of the Corporation’s Common Shares on the TSX on December 31, 2018 was $32.94.
(3)
This reflects the dollar value of the PSUs granted for 2016 and 2017 performance plus any dividends attributed thereto as at December 31, 2018, assuming a 100% payout multiple (see payout matrix on page 32) for the PSUs.

(4)
For Common Shares, this is the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2018. For those individuals who elected to receive Common Shares in lieu of stock options in 2018, this amount includes the dollar value of that election. The Common Shares in respect of the 2018 election have not been acquired as of March 20, 2019.

EQUITY COMPENSATION PLAN INFORMATION

The Corporation has a long‑standing policy of awarding stock options to its Service Providers under the SOP. The options are considered a part of the employee’s compensation package to provide parity with compensation levels within the industry. Independent directors are not eligible to receive options under the SOP. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives. A detailed description of the SOP can be found at page 15 under the heading “STOCK OPTION PLAN”.

No amendments were made to the SOP during 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2018	Weighted‑average Exercise Price of Outstanding Options at December 31, 2018	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2018(1)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2018(1)
Equity compensation plans approved by security holders	46,684,623	$37.92	52,080,315	108,176,910
Equity compensation plans not approved by security holders	–	–	–	–
Total	46,684,623	$37.92	52,080,315	108,176,910
Percent of Outstanding Shares(1)	3.9%		5.1%	9.0%
(1)
Had the Corporation adopted a “rolling 7%” plan prior to December 31, 2018, the number of securities available for future issuance under the SOP would have been 37,452,973, being 3.1% of the issued and outstanding Common Shares on December 31, 2018. The total number of securities issuable upon exercise of Options would have been 84,137,596.

The annual burn rate under the SOP for the fiscal years ended 2016, 2017, and 2018 was 1.0%, 1.4%, and 0.3% respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.

Canadian Natural Resources Limited	49	2019 Management Information Circular

As at March 20, 2019, the number of Common Shares issuable pursuant to the SOP approved by the shareholders and reflecting a maximum of 7% of the then current issued and outstanding Common Shares is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	53,538,599	4.5%
Available for future issuance	30,410,436	2.5%
Total number of securities issuable	83,949,035	7.0%

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2020 was purchased for a premium of US$635,750. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual and quarterly financial statements and annual and quarterly management’s discussion and analysis (“MD&A”). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting “foreign private issuer” under the Securities Act of 1933, as amended, in the United States (“US”) and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form (“AIF”) with the various securities commissions in such provinces and with the SEC in the US. The Corporation’s most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation’s website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation’s filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40‑F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation’s financial statements and MD&A, AIF, Form 40‑F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

Corporate Secretary of the Corporation at:
2100, 855 ‑ 2nd Street S. W.
Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 20th day of March 2019.

Canadian Natural Resources Limited	50	2019 Management Information Circular

III.  SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE “A” TO INFORMATION CIRCULAR DATED MARCH 20, 2019

CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the “Board”) continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation’s corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58‑101, National Policy 58‑201 and the New York Stock Exchange (“NYSE”) Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted exclusively with independent directors pursuant to the independence standards established under National Instrument 58‑101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52‑110 and the NYSE Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Eight of the 11 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58‑101 and within the meaning of section 1.4 of National Instrument 52‑110 and the NYSE Listing Standards. Ms. C.M. Best and Messrs. T.W. Faithfull, C.L. Fong, G.D. Giffin, W.A. Gobert, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The three remaining Directors, Messrs. N.M. Edwards, S.W. Laut and T.S. McKay who, as part of the senior Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non‑independent.

Canadian Natural Resources Limited	A-1	2019 Management Information Circular

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 8 nominees out of 11 (73%) being independent.

	Independent No Material Relationship	Management	Reason for Non‑independent Status
Catherine M. Best	X
N. Murray Edwards		X	Member of Corporate Management Committee
Timothy W. Faithfull	X
Christopher L. Fong	X
Ambassador Gordon D. Giffin (Lead Independent Director)	X
Wilfred A. Gobert	X
Steve W. Laut		X	Member of Corporate Management Committee
Tim S. McKay		X	Member of Corporate Management Committee
Honourable Frank J. McKenna	X
David A. Tuer	X
Annette M. Verschuren	X

The Board functions independently of management and appoints the Chair. The Executive Chair is considered non‑independent. In 2018, the Board re‑appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee as Lead Independent Director.

Lead Independent Director

The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in‑camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation’s Annual General Meeting of Shareholders.

Other Issuer Directorships

The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under “Election of Directors” beginning on page 5.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non‑management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non‑management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in‑camera, without management present, with the internal auditors of the Corporation and the Corporation’s independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in‑camera, without management present, with the Corporation’s independent reserves evaluators at each meeting the independent reserves evaluators attend.

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Average attendance rate in 2018 for all Board meetings held during the year was 100%. For more detailed information regarding the number of Board and Board committee meetings held during 2018 and the attendance of each director at these meetings, refer to the table under “Election of Directors” beginning on page 5.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board’s commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of eighteen (18) members of the senior management group including the Chair of the Board, the Executive Vice-Chairman and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation’s corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board’s mandate is set out as Schedule “B” to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee’s primary duties and responsibilities as stated in its charter include to:

a)	ensure that the Corporation’s management implemented a system of internal controls over financial reporting and monitors its effectiveness;

b)
monitor and oversee the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

c)
review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

d)
select and recommend to the Board for appointment by the shareholders, the Corporation’s independent auditors, pre‑approve all audit and non‑audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

e)	monitor the independence, qualifications and performance of the Corporation’s independent auditors;

f)	oversee the audit of the Corporation’s financial statements;

g)	monitor the performance of the internal audit function;

h)
establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters;

i)	provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

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Audit Committee Financial Expert

All of the members of the Corporation’s Audit Committee are financially literate. Ms. C.M. Best who is Chair of the Audit Committee qualifies as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes‑Oxley Act of 2002.

The Corporation’s Annual Information Form contains additional information on the Audit Committee and its members under the section entitled “Audit Committee Information” which includes a full copy of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation’s compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

•	the expertise and experience of the individual;

•	the overall performance of the Corporation; and

•	an evaluation of peer‑company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants:

(i)	processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

(ii)	compensation trends within the Corporation’s geographic area;

(iii)	common practices used by companies to compensate employees;

(iv)	other trends in compensation practices for incentivizing and compensating employees; and,

(v)	other emerging “best practices” in executive compensation.

The Compensation Committee is comprised entirely of independent directors. The Compensation Committee’s primary duties and responsibilities as stated in its charter include to:

a)
review and approve the Corporation’s compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation’s overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long term shareholder interest; and (iv) provides competitive compensation opportunities;

b)	selection and retention of compensation consultants and approval of their fees and services to be provided;

c)	consider the implications of the risks associated with the Corporation’s compensation policies and practices as they relate to executive compensation;

d)	approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

e)
review the Corporation’s senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation’s management resources, structure, succession planning, development and selection process as well as the performance of key executives;

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f)
review the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation’s pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;

g)	review management’s Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,

h)	periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.

Health, Safety, Asset Integrity and Environmental Committee

The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee’s primary duties and responsibilities as stated in its charter include to:

a)
generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

b)
generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;

c)
monitor the Corporation’s performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

d)
review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;

e)	assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and,

f)
review management’s commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation’s goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self‑assessment of the Board’s performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

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The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board of Directors in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Best	Edwards	Faithfull	Fong	Giffin	Gobert	Laut	McKay	McKenna	Tuer	Verschuren	Total
Accounting/ Finance	X	X		X		X			X		X	6
Carbon Policy & Emissions		X	X	X	X		X		X		X	7
Exec Leadership/ Compensation	X	X	X	X	X	X	X	X	X	X	X	11
Economics/ Business	X	X	X	X	X	X	X	X	X	X	X	11
Engineering/ Technical				X			X	X		X		4
Governance	X	X	X		X	X			X	X	X	8
Government/ Regulatory		X	X		X	X	X	X	X	X	X	9
Health, Safety & Environment		X	X	X		X	X	X		X	X	8
International Business		X	X	X	X	X	X	X	X		X	9
Law		X			X				X			3
Oil & Gas	X	X	X	X		X	X	X		X		8
Risk Management	X	X	X	X	X	X	X	X	X	X	X	11

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors’ compensation and makes recommendations to the Board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee’s primary duties and responsibilities as stated in its charter include to:

a)	provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;

b)	recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

c)	provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;

d)	provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

e)	annually evaluate the performance of each Director;

f)	identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual General Meeting of shareholders;

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g)	review and recommend periodically to the Board, the Corporation’s compensation for directors of the Corporation;

h)	ensures the Corporation’s management has implemented and maintains an effective enterprise risk management program;

i)	review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;

j)	review annually the Corporation’s Code of Integrity, Business Ethics and Conduct policy; and

k)	review annually the Corporation’s Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee’s primary duties and responsibilities as stated in its charter include to:

a)	generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation’s petroleum and natural gas reserves;

b)	appoint the independent qualified evaluating engineers and approve their remuneration;

c)	report to the Board on the Corporation’s petroleum and natural gas reserves; and,

d)
if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation’s petroleum and natural gas reserves and the filing of same with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation’s business, current issues, and corporate strategies. They also receive a Director’s Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40‑F. They receive a copy of the Corporation’s Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director’s duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs integrated into and forming part of its quarterly scheduled Board meetings through key business area presentations, business updates and operations site visits as appropriate. The objective of these sessions is to provide directors with insight into the Corporation, its people, its business activities, and the matters being dealt with by the Corporation on a day to day basis while, at the same time, allowing the Board to interact with individuals beyond the Corporation’s senior management. By integrating these sessions into regularly scheduled Board meetings, director attendance is tied to each meeting and the content of the training can, where appropriate, be directed to matters that are currently before the Board. In 2018, detailed presentations to the Board were provided on (i) the Corporation’s oil and natural gas transportation arrangements; (ii) the status of pipeline approvals; (iii) the Corporation’s return on capital employed; (iv) updates on the composition, ongoing activity and prior successes and challenges of the Land, Commercial Operations and Human Resources departments; (v) the Corporation’s investor relations activities throughout the year; (vi) a review of the AOSP acquisition, one year later; and (vii) commodity pricing and price differentials. In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is also expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

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Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self‑assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

In the interest of Board renewal, the Board established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for re-election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the “Code”). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation’s securities. The Code is designed to ensure that the Corporation’s business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation’s anonymous toll‑free hot‑line.

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No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board’s knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under “Additional Information” on page B-6.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management’s presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

Diversity and Board Renewal

The Board has adopted a Diversity Policy for the Corporation (see page 5) that addresses the identification and nomination of women as Directors of the Corporation. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board currently includes two women, which represents 25% of the independent director nominees (18% overall). The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately eleven members. As attrition occurs, the Board is committed to the principle of enhancing the diversity of its members, with an emphasis on identifying and recruiting additional qualified female directors.

In addition to diversity in Board composition, the Corporation encourages the advancement of women. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently, the Corporation has 56 (16% of all managers) women in manager positions including 1 female senior vice-president and 4 female vice‑presidents (9% of all officers); two of whom are members of the senior management team of eighteen, and approximately 350 women who are in supervisory and/or technical roles.

The Board has not adopted term limits for directors. It is felt that term limits can disadvantage the Corporation by it being deprived of the contributions of Directors who have developed an understanding of and insight into the Corporation, knowledge of its industry, operations and management, whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. Board renewal is attained through the Board’s retirement policy and through regular Board and Director performance assessments. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors serving on the Board. Over the past ten years, four independent and three management directors retired from the Board. Four independent directors and one management director have joined the Board during this time, adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience.

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The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A‑3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation’s CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non‑compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation’s compliance with audit committee requirements of Rule 10A‑3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member’s independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation’s current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation’s annual report to shareholders.

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SCHEDULE “B” TO INFORMATION CIRCULAR DATED MARCH 20, 2019

CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the “Board”) of the Corporation has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in meeting its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long‑term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation’s disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day‑to‑day business and affairs of the Corporation and is responsible for implementing the Board’s strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board’s stewardship obligations, the Board assumes responsibility for the following matters:

1.	monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;

2.	review, and, where appropriate, approve the Corporation’s major financial objectives, plans and actions;

3.
with the assistance of its standing committees, the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate policies and systems to manage these risks;

4.	succession planning; including appointing, training and monitoring senior management;

5.	a communication and disclosure policy for the Corporation; and,

6.	the integrity of the Corporation’s internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject (“Independent Directors”), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation’s business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.

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Diversity

The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity Policy adopted by the Corporation (see page 5), a Board composition where 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board’s decision on any such resignation.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation’s Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent”.

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Independent Director

The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.

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Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.

While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board’s retirement policy Directors will not stand for re‑election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director’s responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation’s business, current issues, corporate strategies, general information about the Board and committees and Director’s duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

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The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

1.	Audit Committee;

2.	Compensation Committee;

3.	Nominating, Governance and Risk Committee;

4.	Reserves Committee; and

5.	Health, Safety, Asset Integrity and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self assessment of the Board’s performance, Directors’ performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self‑ evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

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DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation’s Directors’ compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director’s fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

The Board has also established share ownership guidelines for officers of the Corporation, which must be achieved within three (3) years of their appointment. Share ownership guidelines are based on a multiple of base salary; the Executive Chair, Executive Vice-Chair, President and Chief Operating Officer, four (4) times base salary; the Executive Vice-Presidents and Senior Vice-Presidents, two (2) times base salary; and, all other officers, one (1) time base salary.

Directors are required to confirm annually for the Corporation’s Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, Executive Vice-Chair, and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management’s performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long‑term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation’s on‑ going program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

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DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation’s Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

Canadian Natural Resources Limited
c/o Corporate Secretary
#2100, 855 – 2nd St. S.W.
Calgary, Alberta  T2P 4J8

Depending on the subject matter, the Corporate Secretary will:

•	Forward the communication to the director to whom it is addressed;

•	Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation’s Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies’ regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

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SCHEDULE “C” TO INFORMATION CIRCULAR DATED MARCH 20, 2019

CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)

AMENDED COMPILED AND RESTATED STOCK OPTION PLAN

PART 1 ‑ INTRODUCTION

1.01	Purpose

The purpose of the Plan is to `secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by, inter alia, the directors, management, employees and service providers of the Corporation who, in the judgement of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging directors, management, employees and others of exceptional ability because of the opportunity offered them to acquire an interest in the Corporation.

1.02	Definitions

Whenever used herein, the following words and expressions shall have the following meanings, namely:

(a)
“Bargaining Agent” means a Trade Union that acts on behalf of employees in collective bargaining or as a party to a Collective Agreement with an employer or an Employers’ Organization, whether or not the Bargaining Agent is a certified bargaining agent;

(b)
“Blackout Period” means that period of time as may be determined by the Corporation during which Service Providers, amongst others, are prohibited from trading, or otherwise dealing, in the Corporation’s securities (including the exercise of Options), pursuant to the Corporation’s Trading and Black-Out Policy for Employees and Insiders as amended from time to time.

(c)	"Board" means the board of directors of the Corporation, as it may be constituted from time to time;

(d)	"Board of Inland Revenue" means the 'Board' as defined in S832(1) of the Taxes Act;

(e)
"Cash Payment" means the amount that shall be paid by the Corporation to an Optionee, on the exercise of an Option(s) that is not a UK Approved Option, together with the election of the Optionee to receive a cash payment in lieu of Shares, which amount shall be equal to the number of Option(s) exercised multiplied by the excess of: (i) the closing market price per Share on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s); over (ii) the exercise price of the Option(s) less any  taxes due and payable to any taxing authority at time of exercise of the Option(s). In the event that no trades of the Shares have taken place on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s), the Board may, in its sole discretion, select as the closing market price per Share the weighted average trading price of the Shares on the Exchange over the last five trading days on which the Shares traded on the Exchange;

(f)
“Collective Agreement” means an agreement in writing between an employer or an Employer’s Organization and a Bargaining Agent containing terms and conditions of employment, and may include one or more documents containing one or more agreements;

(g)	"Control" has the meaning given to that expression by S840 of the Taxes Act;

(h)	"Corporation" means Canadian Natural Resources Limited, a corporation incorporated under the laws of the Province of Alberta;

(i)
“Employers’ Organization” means an organization of employers that acts on behalf of an employer or employers and has as one of its objects the regulation of relations between employers and employees, whether or not the organization is a registered employers’ organization;

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(j)	"Exchange" means the Toronto Stock Exchange;

(k)	"Insider" of the Corporation means:

(i)
an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and

(ii)	an associate (as such term is defined in the Securities Act (Ontario)) of any person who is an Insider by virtue of subparagraph (i);

(l)
"Market Value" means in relation to any Share on any day the market value of that Share determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance with the Inland Revenue Shares Valuation Division;

(m)	"Option" means an option granted under the terms of the Stock Option Plan;

(n)	"Option Period" means the period during which an Option that has become exercisable may be exercised in accordance with the Stock Option Plan;

(o)	"Optionee" means a Service Provider to whom an Option has been granted under the terms of the Stock Option Plan;

(p)	"Participant" means, in respect of the Plan, a Service Provider who elects to participate in the Plan;

(q)	"Schedule 9" means Schedule 9 of the Taxes Act;

(r)	"Service Provider" means:

(i)	an employee who is subject to a contract of employment, other than a Collective Agreement, with the Corporation or any of its subsidiaries;

(ii)	an Insider of the Corporation or any of its subsidiaries; and

(iii)	any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

(s)
"Share" or "Shares" means a Common Share or the Common Shares of the Corporation from time to time authorized by the charter documents of the Corporation, and for the purposes of a UK Approved Option means unrestricted Common Shares of the Corporation that satisfy the conditions of paragraphs 10 to 14 inclusive of Schedule 9 of the Taxes Act;

(t)	"Stock Option Certificate" means a certificate entered into pursuant to Section 2.04 hereof;

(u)	"Stock Option Plan" or "Plan" means the plan established and operated pursuant to Part 2 hereof;

(v)
"Sterling Equivalent" means the pounds sterling amount derived by converting Canadian dollars to pounds sterling by reference to the noon rate of the Royal Bank of Canada on the date of conversion, or the nearest business day prior to conversion;

(w)	"Taxes Act" means the (UK) Income and Corporation Taxes Act 1988;

(x)	”Trade Union” means an organization of employees that has a written constitution, rules or bylaws and has as one of its objects the regulation of relations between employers and employees; and

(y)
"UK Approved Option" means any Option granted which is designated by the Board at the time of such grant as being a UK Approved Option and that satisfies the conditions for UK Approved Options set out in Section 2.04.

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PART 2‑ STOCK OPTION PLAN

2.01	Participation

Options shall be granted only to Service Providers.

2.02	Determination of Option Recipients

The Board shall make all necessary or desirable determinations regarding the granting of Options to Service Providers and may take into consideration the present and potential contributions of a particular Service Provider to the success of the Corporation and any other factors which it may deem proper and relevant.

2.03	Price

The exercise price per Option Share shall be determined from time to time by the Board but, in any event, shall not be lower than the closing market price of the Shares on the Exchange on the last trading day preceding the date of grant. In the event that no trades of the Shares have taken place on the Exchange on any trading day within a five-day period immediately preceding the date of grant, the Board may, in their sole discretion, select as the exercise price per Share the weighted average trading price of the Shares on the Exchange over the last ten trading days on which the Shares traded on the Exchange immediately preceding the date of the grant.

2.04	Grant of Options

The Board may at any time authorize the granting of Options to such Service Providers as it may select for the number of Shares that it shall designate, subject to the provisions of the Stock Option Plan.

For the purposes of determining whether an Option is a UK Approved Option, the following provisions will apply:

(a)
a UK Approved Option may only be granted to a Service Provider who is an employee or full time director of CNR International (U.K.) Limited or any company of which CNR International (U.K.) Limited has Control and for these purposes:

(i)	a "director" means any person occupying the position of a director of a body corporate as determined in accordance with the laws of England; and

(ii)	a "full time director" means any director whose terms of employment require him to devote to the duties of his office not less than twenty-five (25) hours per week excluding meal breaks;

(b)
UK Approved Options may not be granted to any person at any time when he has within the preceding 12 months had a material interest (as defined in S187(3) of the Taxes Act) in the Corporation or in a company which has Control of the Corporation or which is a member of a consortium which owns the Corporation or any such company is at any relevant time a close company for the purposes of paragraph 8 of Schedule 9;

(c)
a UK Approved Option may not in any event be exercised at any time if the Optionee then has, or has within the preceding 12 months had, a material interest in a close company being either the Corporation or a company which has Control of the Corporation or is a member of a consortium which owns such a company;

(d)	UK Approved Options may not be granted to any person at any time if that would cause the aggregate Market Value of the Shares which may be acquired by that person pursuant to the exercise of:

(i)	UK Approved Options which have not then been exercised and have not ceased to be exercisable; and

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(ii)
rights to acquire Shares obtained under any other plan approved under Schedule 9 to the Taxes Act which has been established by the Corporation or by any associated company (as that term is defined in S416 of the Taxes Act) of the Corporation;

to exceed or further exceed £30,000 or such other amount as may be permitted by paragraph 28(1) of Schedule 9. For the purpose of determining this limit the Market Value of the Shares shall be the Sterling Equivalent as at the last trading day preceding the date of grant of an Option classified as a UK Approved Option;

(e)	the exercise price per Share shall not be less than the Market Value of a Share on the date of grant of the relevant UK Approved Option;

(f)
in relation to a UK Approved Option, in Section 2.08 the words from "notwithstanding" to the end of Section 2.08 shall be replaced with the words "any UK Approved Option may be exercised in whole or in part by the Optionee provided that any such exercise in such circumstances shall be conditional on:

(i)	the offeror gaining such control of the Corporation; and

(ii)	the Optionee agreeing to tender the Shares received upon such exercise pursuant to the Offer."

(g)
in relation to a UK Approved Option, in paragraph (b) of Section 2.09 the words ", subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10" shall not apply;

(h)	UK Approved Options shall not be assigned, pledged or otherwise transferred; and

(i)	no UK Approved Option shall be granted unless and until the relevant parts of this Plan which relate to UK Approved Options have been approved by the Board of Inland Revenue.

Each Option granted to a Service Provider shall be evidenced by a Stock Option Certificate with terms and conditions consistent with the Plan and as approved by the Board (which terms and conditions need not be the same in each case and may be changed from time to time). Until such time as the Board shall otherwise determine, and subject to the provisions of Section 3.08 hereof, the form of Stock Option Certificate adopted for use hereunder shall be that which is attached hereto as Schedule "A".

2.05	Terms of Options

The Option Period shall be of such length as is determined by the Board but in any event shall not exceed six years from the date such Option is granted, and may also be reduced with respect to any such Option as provided in Section 2.07 hereof. In the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (a) the last day of a Blackout Period; and (b) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period.

Options which have been granted will become exercisable at the times and in the amounts set forth in the Stock Option Certificate; provided however, the times at which such Options will become exercisable may be accelerated or postponed in accordance with this Plan, a determination by the Board or the Corporation’s policies in effect from time to time, as applicable. Determination by the Board to postpone the date when Options become exercisable will be in relation to an unpaid leave of absence. In the event the postponement results in those Options becoming exercisable after the expiry date of the Options, forfeiture of those Options will occur. In no event shall any postponement operate to extend the Option Period beyond six years except as permitted in this Section 2.05.

Subject to Section 2.07, Options that have become exercisable may be exercised in whole or in part by the Optionee during the Option Period.

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2.06	Exercise of Options

(a)	Receipt of Shares or Cash for non-UK Approved Options

On the exercise of an Option that is not a UK Approved Option, in accordance with the terms hereof, an Optionee shall be entitled to elect to receive either a certificate(s) representing that number of Shares designated by the Option(s) or a Cash Payment in lieu of Shares.

(b)	Payment for Exercise

The exercise of any UK Approved Option or Option that is not a UK Approved Option, where the Optionee has elected to receive Shares, will be contingent upon receipt by the Corporation of an amount payable by cash or certified cheque equal to the full exercise price. No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Stock Option Plan.

(c)	Procedure for Exercise of the Option

The Option may be exercised by notice given in accordance with the policies and procedures of the Corporation as may be adopted from time to time and, if the Option is a UK Approved Option or the Optionee has elected to receive Shares and has not elected to immediately dispose of those Shares through the facilities of the Exchange, by tendering therewith payment for the purchase price of the Shares to be purchased including the amount for any taxes due and payable to any taxing authority, on exercise of the Option, in cash or by certified cheque to the Corporation at Suite 2500, 855 Second Street S.W., Calgary, Alberta, T2P 4J8. Such notice shall state the number of Options being exercised and, in the case of an Option that is not a UK Approved Option, whether the Optionee wishes to receive Shares or a Cash Payment in lieu of Shares. The Option shall be deemed for all purposes to have been exercised to the extent stated in such notice upon delivery of the notice, and, with respect to an election to receive Shares or a UK Approved Option, a tender of payment in full of the exercise price for the Option being exercised, notwithstanding any delay in the issuance and delivery of the certificate(s) for the Shares so purchased or of the Cash Payment to be received, as the case may be. The Corporation shall, within 30 days of the exercise of the Option, either issue the Shares so purchased in the name of the Optionee and deliver the certificate(s) therefore to the Optionee or deliver the Cash Payment in the name of the Optionee, as the case may be. Shares issued pursuant to the exercise of a UK Approved Option shall rank pari passu with other Shares of the same class in issue at that date.

2.07	Termination Events

(a)          If an Optionee shall die before the expiration of an Option Period, any unexercised Option which has vested at the date of death shall be exercisable, but only by the legal personal representatives (being either the executors of the Optionee’s will who have provided evidence to the Board of their appointment as such, or if the Optionee dies intestate the duly appointed administrator(s) of Optionee’s estate who have provided evidence to the Board of their appointment as such) of the Optionee. All such vested Options shall be exercisable by the executor(s) within six months of the date of death or in the case of an intestacy, by the administrator(s) within the earlier of three months after their appointment or twelve months after the date of death, notwithstanding the expiration of the Option Period prior to the expiration of such exercise period, and if not exercised, shall thereupon terminate.

(b)          If an Optionee (i) becomes subject to a Collective Agreement on a certain date (“CA Date”), (ii) resigns effective as of a certain date (“Effective Resignation Date”) or (iii) retires effective as of a certain date (“Effective Retirement Date”), voluntarily or compulsorily under the regulations of the Corporation and/or a contract of employment or for services, any vested Option which has not been exercised at the CA Date, the Effective Resignation Date or the Effective Retirement Date, as applicable (the “Applicable Date”) shall be exercisable only for a period of 30 days from such Applicable Date, subject to earlier expiration of the Option Period, and if not exercised, shall thereupon terminate. Any Options which have not vested as of the Applicable Date shall terminate on such Applicable Date, and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.

(c)          If an Optionee is given written notice of termination by the Corporation, any subsidiary or any entity controlled by the Corporation, whether such termination is for cause or without cause, and with or without adequate notice and irrespective of whether the Optionee is entitled to or receives at that time or in the future, any compensation in respect of such termination, any vested Option which has not been exercised by the date the

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written notice is provided (the “Notice Date”) shall be exercisable for a period of 30 days from the Notice Date, subject to earlier expiration of the Option Period. Any Options which have not vested as of the Notice Date shall terminate on such Notice Date and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.

2.08	Effect of Takeover Bid

Subject to paragraph (f) of Section 2.04, if a bona fide offer (the "Offer") for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit (but only for such purpose) the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer. If:

(a)	the Offer is withdrawn by the offeror; or

(b)	the Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;

then the Optioned Shares or, in the case of subsection (c) above, the Optioned Shares that are not taken up and paid for, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of the Option as set forth in Section 2.05, if applicable, shall again apply to the Option. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares. In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer.

2.09	Effect of Amalgamation, Consolidation or Merger

Subject to paragraph (g) of Section 2.04:

(a)          Where the Corporation amalgamates, consolidates with or merges with or into another corporation, without effecting a Change of Control, as defined below, any Shares receivable on the exercise of an Option shall be adjusted as if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Stock Option Plan.

(b)          Where the Corporation amalgamates, consolidates with or merges with or into another corporation and such an amalgamation, consolidation or merger causes a Change of Control, as defined below, then the Corporation shall notify each Optionee currently holding an Option with the full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, all of the Options shall vest and become exercisable on the day immediately preceding the Change of Control and the Optionee shall have the right, for a period of ninety (90) days thereafter, to exercise all of the Options remaining unexercised, subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10.

For the purposes of this clause, "Change of Control" shall include any circumstances and events whereby Shareholders of the Corporation approve:

(i)
an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast, in the aggregate, at least 50% votes attaching to all shares in the capital of the successor or continuing corporation;

(ii)
an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which a shareholder, or a group of shareholders acting jointly or in concert with each other, of the Corporation immediately

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thereafter shall own shares of the successor or continuing corporation which would entitle them to cast 25% or more of the votes attaching to all shares in the capital of the successor or continuing corporation; provided however that such a shareholder, or group of shareholders, do not own shares in the capital of the Corporation immediately preceding the transaction;

(iii)	the liquidation, dissolution or winding up of the Corporation; or

(iv)	the sale, lease, or other disposition of all or substantially all of the assets of the Corporation.

In the event the Board of Directors decides there has been a Change of Control, the Optionee or his legal representatives will be given written notice by the Corporation of the Change of Control in accordance with the provisions of his Plan and the period set forth in this clause 2.09 will commence on the day notice is given.

2.10	Adjustment in Shares Subject to the Stock Option Plan

If there is any change in the Shares through a consolidation, subdivision or reclassification of Shares, or otherwise, the number of Shares available under the Stock Option Plan, the Shares subject to any Option, and the purchase price thereof or, in the case of an Option that is not a UK Approved Option, the Cash Payment which may be elected with respect thereto shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Stock Option Plan, provided that for the purposes of a UK Approved Option, no such adjustment shall be made until the prior approval of the Board of Inland Revenue has been obtained for any such adjustment.

2.11	Approval

The terms of the Options granted from time to time hereunder, and the Optionees to whom Options are granted, are subject to the Exchange accepting notice of such terms and proposed Optionees (if such acceptance is required by the Exchange).

PART 3 ‑ GENERAL

3.01	Number of Shares

The aggregate number of Shares reserved for issuance under the Plan, together with any other security-based compensation arrangements of the Corporation, shall be such number of Shares equal to 9% of the total number of issued and outstanding  Shares, from time to time (calculated on a non-diluted basis). If any Option or other security granted under this Plan or other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan. In addition, the aggregate number of Shares so available for issuance under the Plan to any one person shall not exceed 5% of the outstanding issue of Shares. The aggregate number of Shares reserved for issuance pursuant to all share based compensation plans including Options granted to Insiders at any time shall not exceed 10% of the outstanding issue of Shares and the aggregate number of Shares issued to Insiders pursuant to all share based compensation plans including Options within any one year period shall not exceed 10% of the outstanding issue of Shares.

3.02	Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant.

3.03	Employment

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or interfere in any way with the right of the Corporation to terminate the Participant's employment at any time. Participation in the Plan by a Participant is voluntary and subject to the approval of the Board of Directors.

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3.04	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to a Participant and the number of Options outstanding;

(c)	the number of Options granted that have been classified as UK Approved Options and the number of UK Approved Options outstanding.

3.05	Necessary Approvals

The Plan shall be effective only upon the approval of the Exchange and, if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time.

The classification of an Option as a UK Approved Option shall only be effective upon the approval of the Plan by the Board of Inland Revenue.

The obligation of the Corporation to sell and deliver Options or Shares, or to make a Cash Payment in accordance with the Plan is subject to the approval of any governmental or regulatory authority having jurisdiction and/or the Exchange which may be required in connection with the authorization, issuance or sale of such Options or Shares or the making of a Cash Payment by the Corporation. If any Options or Shares cannot be issued to any Participant or any Cash Payment cannot be made for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Options or Shares or make such Cash Payment shall terminate and any amount paid to the Corporation to exercise the Option(s) including any amount rendered to the Corporation for taxes that would have been due and payable had the Option(s) been exercised, shall be returned to the Participant.

3.06	Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Corporation and all costs in respect thereof shall be paid by the Corporation.

3.07	Income Taxes

Except in respect of Participants who may receive UK Approved Options, as a condition of and prior to participation in the Plan, a Participant shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.

3.08	Amendments to the Stock Option Plan and the Stock Option Certificate

Any amendment to any provision of the Plan or the Stock Option Certificate shall be subject to the approval, if required, of the Exchange or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the Plan and amend or modify the Stock Option Certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by Shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the Plan; (b) would reduce the exercise price of an outstanding Option, including a cancellation of an Option and re-grant of an Option in conjunction therewith, constituting a reduction of the exercise price of the Option; (c) would extend the term of any Option granted under the Plan beyond the expiration date of the Option; (d) amends the Plan to allow for a maximum term of an Option to be greater than six years except as provided in Section 2.05; (e) expands the authority of the Corporation to permit assignability of Options beyond that contemplated by the Plan; (f) adds to the categories of participants who may be designated for participation in the Plan; and (g) amends the Plan to provide for other types of compensation through equity issuance.

Canadian Natural Resources Limited	C-8	2019 Management Information Circular

No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

3.09	Approval of the Board of Inland Revenue

No additional terms or conditions may be imposed on Options that have been classified as UK Approved Options without the approval of the Board of Inland Revenue, and no such term or condition shall have effect until approved by the Board of Inland Revenue.

3.10	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.11	Governing Law

Except as otherwise set forth herein, the Plan shall be governed by the laws of the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction.

3.12	Interpretation

Words used herein importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

3.13	Compliance with Applicable Law, etc.

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by‑law or regulation of the Exchange or any governmental or regulatory authority having authority over the Corporation or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Canadian Natural Resources Limited	C-9	2019 Management Information Circular